SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2015 Interim Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 17, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

2015

Interim Report

中國石化上海石油化工股份有限公司

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

2015
Interim Report
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Contents

6	Important Message

7	Definition

8	Major Financial Data and Indicators

10	Report of the Directors

24	Major Events

31	Change in Share Capital and Shareholders

35	Preferred Shares

35	Directors, Supervisors, Senior Management and Others

38	Documents for Inspection

39	Report on Review of Interim Financial Information

40	A.	Condensed Consolidated Interim Financial Information (unaudited)

40	Interim Consolidated Income Statement

41	Interim Consolidated Statement of Comprehensive Income

42	Interim Consolidated Balance Sheet

44	Interim Consolidated Statement of Changes in Equity

45	Interim Consolidated Statement of Cash Flows

46	Notes to the Condensed Consolidated Interim Financial information

70	B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises

70	Consolidated Balance Sheet

72	Balance Sheet

74	Consolidated Income Statement

75	Income Statement

76	Consolidated Cash Flow Statement

78	Cash Flow Statement

80	Consolidated Statement of Changes in Shareholders’ Equity

81	Statement of Changes in Shareholders’ Equity

82	Notes to the Financial Statements

182	Supplementary Information to the Financial Statements

184	Written Confirmation Issued by Directors, Supervisors and Senior Management

185	Corporate Information

2015 Interim Report

IMPORTANT MESSAGE

(1)	The Board of Directors (the “Board”), the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) and its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the interim report of the Company, and severally and jointly accept responsibility.

(2)	Absence of Director at Board meetings for Considering and Approving the 2015 Interim Report of the Company

Position of Director	Name	Reasons for the Absence	Name of Proxy

Director	Lei Dianwu	Business engagement	Wang Zhiqing

(3)	The interim financial report for the six months ended 30 June 2015 (the “Reporting Period”) is unaudited.

(4)	Mr. Wang Zhiqing, Chairman, President and the responsible person of the Company; Mr. Ye Guohua, Director and Chief Financial Officer overseeing the accounting operations; and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness, accuracy and completeness of the financial report contained in the 2015 Interim Report.

(5)	There was no plan for profit distribution or capital reserves capitalisation to be carried out during the Reporting Period.

(6)	The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the investment risks.

(7)	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non- operational purposes.

(8)	The Company did not provide any external guarantees in violation of the required decision-making procedures.

(9)	The interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version will prevail.

DEFINITION

In this report, unless the context otherwise requires, the following terms shall have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited

“Board”	the Board of Directors of Sinopec Shanghai Petrochemical Company Limited

“Supervisory Committee”	the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited

“PRC”	the People’s Republic of China

“Reporting Period”	the six months ended 30 June 2015

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Group”	the Company and its subsidiaries

“Sinopec Group”	China Petrochemical Corporation

“Sinopec Corp.”	China Petroleum & Chemical Company

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers

“Securities Law”	the PRC Securities Law

“Company Law”	the PRC Company Law

“CSRC”	China Securities Regulatory Commission

“Articles of Association”	the articles of association of the Company

“Hong Kong Stock Exchange website”	www.hkexnews.hk

“Shanghai Stock Exchange website”	www.sse.com.cn

“Website of the Company”	www.spc.com.cn

“HSE”	Health, Safety, and Environment

“COD”	Chemical Oxygen Demand

“EVA”	Ethylene Vinyl Acetate

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	the “Corporate Governance Code” set out in Appendix 14 to the Hong Kong Listing Rules

“The Share Option Incentive Scheme”	A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited

MAJOR FINANCIAL DATA AND INDICATORS

Prepared under the China Accounting Standards for Business Enterprises (“CAS”)

(1)	Major Accounting Data

			Amount: RMB’000
Major Accounting Data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	42,152,450	51,374,277	-18.0
Net profit attributable to equity shareholders of the Company (“-” for loss)	1,731,166	-164,911	N/A
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for loss)	1,736,231	-157,119	N/A
Net cash inflow from operating activities	1,924,239	836,448	130.0

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	18,339,018	16,570,623	10.7

Total assets	30,341,257	31,145,983	-2.6

(2)	Major Financial Indicators

Major Financial Indicators	The Reporting Period (January to June	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (“-” for loss, RMB/Share)	0.160	-0.015	N/A
Diluted earnings per share (“-” for loss, RMB/Share)	0.160	-0.015	N/A
Basic earnings per share excluding non-recurring items (“-” for loss, RMB/Share)	0.161	-0.015	N/A
Return on net assets (weighted average) (%)*	9.918	-0.943	Increased by 10.861 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)*	9.947	-0.898	Increased by 10.845 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

(3)	Non-recurring Items and Amount

Unit: RMB’000
Non-recurring items	Amount
Net loss from disposal of non-current assets	-7,927
Employee reduction expenses	-10,264
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	7,155
Income from external entrusted loans	1,449
Income from forward exchange contracts	6,931
Other non-operating income and expenses other than those mentioned above	-1,765
Income tax effect	-1,202
Effect attributable to minority interests (after tax)	558

Total	-5,065

(4)	Differences between Interim Financial Report Prepared under CAS and IFRS

				Unit: RMB’000
	Net profit attributable to equity shareholders of the Company (“-” for net loss)		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	1,731,166	-164,911	18,339,018	16,570,623
Prepared under IFRS	1,770,880	-123,601	18,283,053	16,500,272

For detailed differences, please refer to the Supplementary Information of the interim financial statements prepared under CAS.

REPORTS OF THE DIRECTORS

(1)	Discussion and analysis of the overall operations during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group (the Company and its subsidiaries) and the notes in the interim report. Unless otherwise specified, the financial data involved hereinafter is extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and discussion on operating results

In the first half of 2015, the global economy experienced a tortuous and slow recovery. Amidst such a complicated domestic and foreign economic environment and facing growing downward pressure, the PRC economy managed to show a slow-yet-steady development trend with growth within a reasonable range as a result of macroeconomic regulation and control and innovative reforms. Gross domestic product (GDP) grew by 7.0% in the first half of the year, signaling a further slowdown in economic growth. In the first half of the year, the PRC petrochemical sector generally remained stable in spite of downward pressure on China’s economy. The performance of the refining sector continued to improve, and the petrochemicals sector even witnessed relatively rapid profit growth. Nonetheless, the market demand was still rather weak with an overall slowdown in petroleum and petrochemical consumption growth. Overcapacity in the industry was overwhelming and market competition intensified further.

Amidst complicated and severe market conditions in the first half of 2015, the Group strived to maintain steady operations in terms of safety, environmental protection and production, while ramping up efforts in structure optimization, cost-saving and profit-increasing. Against the backdrop of a bottoming out and the gradual stabilization of international crude oil prices, the Group’s costs of processing crude oil plunged significantly, thereby leading to a surge in gross profit and a turnaround year on year. For the six months ended 30 June 2015, the Group registered a turnover of RMB42,125.5 million, representing a decrease of RMB9,219.5 million, or 17.96% year-on-year. Profit before income tax amounted to RMB2,279.9 million (loss before income tax amounted to RMB127.5 million for the same period last year), representing an increase of RMB2,407.4 million year-on-year. Profit after income tax and non-controlling shareholder interests amounted to RMB1,770.9 million (loss after income tax and non-controlling shareholder interests amounted to RMB123.6 million for the same period last year), representing an increase of RMB1,894.5 million year-on-year.

In the first half of 2015, the total volume of goods produced by the Group amounted to 7,117,700 tons, representing an increase of 6.85% year-on-year. From January to June, the Group processed 7,348,700 tons of crude oil (including 687,400 tons of crude oil processed on a sub-contract basis), representing an increase of 123,000 tons, or 1.70% year-on-year. Total production of refined oil products reached 4,412,300 tons, representing an increase of 3.79% year-on-year. Of this, the output of gasoline was 1,491,200 tons, representing a decrease of 1.55% year-on-year; the output of diesel was 2,141,400 tons, representing an increase of 5.32% year-on-year; and the output of jet fuel was 779,700 tons, representing an increase of 10.88% year-on-year. The Group produced 423,500 tons of ethylene and 340,900 tons of paraxylene, representing an increase of 4.65% and a decrease of 6.50% year-on-year, respectively. The Group also produced 531,900 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing an increase of 9.02% year-on-year; 424,700 tons of synthetic fibre monomers, representing an increase of 17.42% year-on-year; 217,700 tons of synthetic fibre polymers, representing an increase of 6.35% year-on-year; and 115,800 tons of synthetic fibres, representing a decrease of 0.94% year-on-year. During the Reporting Period, the Group’s output-to-sales ratio and receivable recovery ratio were 99.03% and 100.01%, respectively.

The Group maintained stable performance in terms of safety and environmental protection as well as facilities operation. In the first half of the year, the Group thoroughly implemented and revised its HSE accountability system, optimizing its hazard investigation practices and rectification of oil and gas transmission pipelines and tank farms, in addition to ramping up inspection efforts for the sake of safety and environmental protection. With the full commencement of leakage detection and repair (LDAR) work and the continuous development of comprehensive treatment of volatile organic compounds (VOC) and clean production, the Group successfully passed the clean production check and acceptance conducted by the Shanghai Clean Production Center. The Group continued to work towards achieving its “seven zeroes” target (no staff dead or serious injured in industrial accidents, no big fire and explosion, no major environmental pollution accident, no major occupational hazard accident, no major traffic accident in working area, no major accident of negligence) with regard to safety and environmental protection. The comprehensive compliance rate of discharged waste water reached 100%, and total COD, sulfur dioxide and nitrogen oxides emissions were brought down by 15.69%, 33.45% and 16.28% year-on-year, respectively. Production, operations and management were strengthened while evaluation of production and operations were also reinforced. Both the number and durations of unscheduled shutdowns were significantly reduced, while various technical and economic indicators were effectively improved. During the Reporting Period, among 113 major technical and economic indicators listed for assessment, there were improvements over the previous year in 72 of them, representing an improvement rate of 63.72%. Of those, 23 indicators reached advanced levels in the industry, representing a ratio of 20.35%. On top of enhancing its facilities management, the Group further advanced quantitative patrols and checks on equipment, thereby eliminating facilities hazards and realizing the stable and long-term operation of production devices.

The Group continued to make advanced progress both in optimizing production and operations and implementing cost-saving and expenses-reduction. In the first half of the year, the Group integrated the optimization model for the full process flow of oil refining, placed emphasis on estimating the cost-performance of different kinds of crude oil and optimized its crude oil structure. It also reinforced the tracking of marginal contribution from petrochemical facilities and adherence to dynamic optimization mechanisms. On the other hand, the Group also continued to optimize its fuel structure, hydrogen production and feedstock structure for ethylene cracker and residual oil processing flow with the aim of boosting efforts in further optimization to its integrated refining and petrochemical system. By closely monitoring changes in the market, in the first half of the year, the Group shut down some facilities short of marginal effectiveness such as No. 1 Coker and reduced the workload of facilities such as polyethylene and acrylonitrile when the market prices of their products were on the decline. Such flexible adjustments involving stop-start up and workload reduction of such facilities had significantly diminished losses. The Group also made advancements in the structural optimization of refined products so as to enhance production of high octane number gasoline and the effectiveness of the refining segment. In respect of the implementation of key scientific research projects such as carbon fibre and needle coke, the Group continued to make progress and facilitated industrial development and market exploration for its new products. During the Reporting Period, the Group developed and produced 150,900 tons of new products. A total of 375,200 tons of new synthetic resins products and specialized polyolefin materials were produced, with the differentiation rate for synthetic fibres reaching 68.82%. The Group also submitted 22 patent applications, with nine patent authorizations granted. With the in-depth development of an e-commerce sales model for its products, the Group gradually increased the types and quantities of petrochemical products traded online on its e-commerce platform. In respect of cost controls, the Group reinforced its efforts on respective key items and engaged in energy conservation and consumption reduction efforts for its facilities, hence continuing to reduce costs and expenses related to material and energy consumption. The Group adjusted its loan structure and replaced its US dollar-denominated loans with Euro-denominated ones in a bid to lower financing costs. The Group also strengthened cooperation with suppliers to reduce occupation of capital for inventories.

The Group further strengthened its corporate governance. During the Reporting Period, the Group worked hard to promote its integrated management system and to optimize business flow, in addition to achieve Standards Implementation certification in energy, measurement and the integration of informatization and industrialization. In April, the Group was duly recognized by the Ministry of Industry and Information Technology as one of the very first batch of enterprises to meet the national standards for management systems in regard to the integration of informatization and industrialization. The Group continued to optimize and refine its management system and organizational structure by amending its performance appraisal methods, appraisal indicators and appraisal scoring rules. Such amendments not only highlighted the advancement and controllability of indicators, the co-ordination between key indicators and entity performance as well as different weightings for each indicator, but also further fostered a scientific performance appraisal mechanism. Meanwhile, the Group also strived to improve advanced process control (APC) of facilities such as No. 3 Crude Distillation Unit and process simulation training system. With stringent control over its total number of employees, the Group cut a total of 324 positions in the first half of the year via implementation of a number of assignment diversion measures. To enhance the efficiency and results of training, the Group optimized its staff training processes and made innovations in its approaches to training, while also increasing the utilization of internet and mobile terminals.

The Company was proactive in fulfilling its corporate social responsibilities. It supplied 3.80 million tons of refined oil to the public in the first half of the year. Of this, the Company supplied 1.50 million tons of gasoline (including the supply of 220,000 tons of National Phase IV standard gasoline and 1.28 million tons of National Phase V standard gasoline), 1.98 million tons of diesel (including the supply of 1.17 million tons of National Phase IV standard diesel and 290,000 tons of National Phase V standard diesel) and 320,000 tons of jet fuel, as it continued to supply a variety of quality petrochemical products to the public. The Company continued to engage in environmental protection by organizing the “Public Open Day” - inviting civil servants, members of the National People’s Congress and residents to visit the Company’s production plants and environmental protection treatment sites. The Company safeguarded the vital interests of its employees and focused on completing a collaborative development project with the local government, thus maintaining a harmonious and stable environment for the Company’s development.

The following table sets forth the Group’s sales volume and net sales net of business tax and surcharges, for the Reporting Period:

	For the six months ended 30 June
	2015			2014
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	114.4	1,241.3	3.5	114.7	1,434.3	3.1
Resins and plastics	659.9	5,244.1	15.0	614.6	5,915.7	12.6
Intermediate petrochemicals	1,083.5	4,905.1	14.0	1,041.3	6,769.7	14.5
Petroleum products	4,751.6	16,449.8	46.9	4,504.7	25,436.0	54.5
Trading of petrochemical products	—	6,820.9	19.4	—	6,674.0	14.3
Others	—	403.4	1.2	—	461.1	1.0

Total	6,609.4	35,064.6	100.0	6,275.3	46,690.8	100.0

In the first half of 2015, net sales of the Group amounted to RMB35,064.6 million, representing a decrease of 24.90% over the same period last year. Of this, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products declined by 13.46%, 11.35%, 27.54% and 35.33%, respectively. Net sales from the trading of petrochemical products increased by 2.20%. The decrease in overall net sales was mainly due to the decrease in the unit prices of products during the period as compared to the same period last year. The increase in the Group’s net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Shanghai Jinmao International Trading Co., Ltd, a share-controlled trading company of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” dropped by 12.51% over the same period last year, which was mainly attributable to the decrease in the Group’s revenue from oil processed on a sub-contract basis as compared to the same period last year.

Most of the Group’s products are sold in eastern China.

In the first half of 2015, the Group’s cost of sales declined by 29.28% year-on-year to RMB32,687.7 million, representing 93.22% of total net sales.

The Group’s main raw material is crude oil. While the global supply of crude oil remained high in the first half of 2015, due to a potential rebound in demand and a pending slowdown in oil production, global crude oil prices experienced a decline before showing a fluctuating rising trend, then leveling off. In the first half of the year, the peak and bottom closing prices of Brent crude oil futures were US$66.65/barrel and $45.22/barrel, respectively, and the average price during the Reporting Period was approximately US$57.86/barrel, representing a decrease of 46.88% year-on-year. The peak and the bottom closing prices of West Texas Intermediate crude oil were US$61.09/barrel and $42.56/barrel, respectively, and the average price during the Reporting Period was approximately US$53.15/barrel, representing a decrease of 47.30% year-on-year. The peak and the bottom closing prices of Dubai crude oil futures were US$66.51/barrel and $42.05/barrel, respectively, and the average price during the Reporting Period was approximately US$56.55/barrel, representing a decrease of 46.29% year-on-year.

In the first half of 2015, the average unit cost of crude oil processed (for the Group’s own account) was RMB2,652.96 per ton, representing a decrease of RMB2,213.98 per ton, or 45.49% year-on-year. The Group processed a total of 6,661,300 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing an increase of 166,500 tons over the same period last year. Taken together, the total costs of crude oil processed decreased by RMB13,938 million. While processing costs increased by RMB810 million due to an increase in crude oil processed volume, the lower average unit cost of crude oil processed brought costs down by RMB14,748 million. From January to June this year, crude oil processed on a sub-contract basis reached 687,400 tons. In the first half of the year, the Group’s cost of crude oil accounted for 54.06% of the total cost of sales.

In the first half of 2015, the Group’s expenses for other auxiliary materials amounted to RMB4,095.8 million, a decline of 11.02% over the same period last year, which was mainly due to the decline in the unit cost of other auxiliary materials during the period. During the Reporting Period, the Group’s depreciation and amortization expenses declined by 5.94% year-on-year to RMB1,069.7 million, mainly due to the decline in depreciation expenses during the Reporting Period as certain fixed assets were fully depreciated. Maintenance expenses grew by 37.54% year-on-year over the same period last year to RMB577.4 million, mainly due to an increase in actual maintenance during the Reporting Period, which led to the growth in maintenance costs. Fuel and power expenses declined by 14.85% year-on-year to RMB997 million during the Reporting Period, mainly due to the decline in the unit purchase price of coal.

In the first half of 2015, the selling and administrative expenses of the Group amounted to RMB277.9 million, representing a decrease of 1.46% as compared with RMB273.9 million over the same period last year. This was mainly due to the decline in commission fees payable to product agencies during the Reporting Period.

In the first half of 2015, other operating income of the Group amounted to RMB41.5 million, representing a decrease of RMB8.2 million year-on-year. This was mainly due to a decrease in government grants received during the Reporting Period.

In the first half of 2015, the Group’s net finance expenses amounted to RMB137.2 million, compared to RMB253.5 million in net finance expenses over the same period last year. This was mainly due to a decline in interest expenses and exchange losses during the period.

In the first half of 2015, the Group realized profit after tax and profit attributable to non-controlling interests of RMB1,770.9 million, representing an increase of RMB1,894.5 million as compared to a loss after tax and profit attributable to non-controlling interests of RMB123.6 million over the same period last year.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB1,776.7 million in the first half of 2015 as compared to net cash inflow of RMB636.7 million over the same period of the previous year, which was due to the following main reasons: (1) profit before tax during the reporting period amounted to RMB 2,279.9 million (loss before tax over the same period last year was RMB127.5 million); (2) the lower inventory balance at the end of the period led to an increase of RMB145.4 million in operating cash flow in the Reporting Period (as compared to an increase in operating cash flow of RMB1,308.1 million due to a lower inventory balance at the end of the same period of the previous year).

In the first half of 2015, the Group’s net cash outflow from investment activities amounted to RMB258.9 million as compared to a net cash outflow of RMB373.7 million over the same period of the previous year. This was primarily attributable to a year-on-year decrease in the Group’s capital expenditures during the Reporting Period, resulting in a decline of RMB105 million in net cash outflow from investment activities.

In the first half of 2015, the Group’s net cash outflow from financing activities amounted to RMB1,496 million, compared to net cash outflow of RMB74.2 million over the same period of the previous year, primarily attributable to a year-on-year increase in the Group’s profit and a decline in demand for capital during the Reporting Period.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2015, the Group’s total borrowings decreased by RMB1,475.9 million to RMB4,235 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, of which the short-term borrowings increased by RMB139.5 million and the long-term borrowings lowered by RMB1,615.4 million.

Risk from Exchange Rate Fluctuations

Since the majority of the Group’s debt is denominated in foreign currency, changes in exchange rates would affect the Group’s financial expenses and hence have an impact on the Group’s profitability. As at 30 June 2015, the Group’s borrowings in US dollars amounted to the equivalent of RMB305.70 million and the Group’s borrowings in Euro amounted to the equivalent of RMB1,258.00 million.

Capital expenditures

In the first half of 2015, the Group’s capital expenditures amounted to RMB313 million, mainly for the desulfurization project for furnaces No.1- No. 5 and NO.7 of the Thermal Power Division, the project of upgrading the discharged waste water standard and expansion project of berths No. 4 and No. 5 of the chemical wharf, as well as the 100,000 ton / year EVA plant project.

In the second half of the year, the Group plans to complete projects such as upgrading discharged waste water, desulfurization revamp for furnaces No.1- No.5 and No.7 of the Thermal Power Division, and implementation of the 100,000 ton / year EVA plant . The Group’s planned capital expenditures can be appropriated from the operating cash inflow and bank financing.

Liability-to-asset ratio

As at 30 June 2015, the Group’s liability-to-asset ratio was 38.38% (As at 31 December 2014: 45.73%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s employees

As at 30 June 2015, the total number of employees of the Company amounted to 12,800, among which the number of production personnel was 7,428; the number of sales, financial and other staff was 3,741; and the number of administrative staff was 1,631. A total of 46.77% of the Group’s employees were college graduates or above.

Income tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, after which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2015 is 25%.

Disclosure required by the Hong Kong Listing Rules

The transactions between the Company and Sinopec Corp., Sinopec Group and its associates, as disclosed in Note 27 of the consolidated financial statement prepared under International Financial Reporting Standards in 2014 Annual Report of the Company, constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned connected transaction and continuing connected transaction have also been disclosed in accordance to Chapter 14A of the Hong Kong Listing Rules.

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 in the Hong Kong Listing Rules, the Company confirms that there were no material difference between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 and the relevant information disclosed in the Company’s 2014 annual report.

Market outlook and work plans for the second half of the year

In the second half of 2015, the global economy will continue to be in a stage of deep adjustments. The environment is less optimistic with the sluggish economy struggling to recover and the major economies demonstrating diverse development trends. The US economy will continue to move in a promising direction. If the Federal Reserve decides to raise the interest rate in the second half of the year, there will be a significant influence over the global economy. The European economy will remain subdued and continue to grow at a slow pace. The rebound of the Japanese economy will remain unstable. Performance will vary significantly among emerging economies, but will show a general trend of slowdown. The Chinese economy realized a slow-yet-stable performance within a reasonable range in the first half of the year. However, as the economy is still under great pressure to maintain steady growth, to adjust structure, to continue its reform and to be innovative, it will continue to face downward pressure in the second half of the year. The prospects for the petrochemical industry will remain complicated. Overcapacity persists, along with weakening innovation abilities and relatively low product grades, resulting in internal pressure on the operation of the industry. Meanwhile, with the government continuing to strengthen its policies to support steady growth, market demand has increased steadily and the prices of petroleum and petrochemical products have continued to stabilize. The petrochemical industry in China is expected to continue to undergo steady development in the second half of the year.

In the second half of 2015, given the weak recovery of the global economy, the slowdown in demand in China and with the situation in Middle East under control, the problem of a global surplus in crude oil supply will not be solved within a short period of time, and thus there will not be a significant increase in oil prices. At the same time, the opportunity for US dollar appreciation is limited, as is the opportunity of crude oil exports from Iran in a short period of time. As such, there will not be material negative effects or pressure on oil prices. Future fluctuations in international crude oil prices will generally depend on changes in the output of crude oil in US and the outcome of the Iranian issue. International crude oil prices are expected to continue to fluctuate at a low level in the second half of the year.

In the second half of the year, the Group will focus on enhancing the quality and efficiency of its development and will continue to step up efforts in safety and environmental protection, production and operations, system optimization, cost-saving and expenses reduction as well as intensification of its management. The Group will also enhance its efficiency.

1.	Further strengthening efforts in safety and environmental protection. The Group will foster the hazard management of long-distance pipelines and tank farms and strengthen its safety management of contractors; implement the “Three Simultaneity” policy for project development; accelerate the development of pollution emission reduction; fully carry out its leak detection and repair (LDAR) work; continue to exercise control over volatile organic compounds (VOC) and push forward its comprehensive environmental improvement measures.

2.	Continuing to optimize its production and operation system. The Group will intensify management of turnaround of its facilities to shorten the duration and reduce the number of off-schedule production suspensions; optimize and maintain balance of its production and operations plan to ensure proper checking and maintenance of certain facilities in the second half of the year; promote the optimization of ethylene and aromatic feedstock, residual oil and vacuum gas oil processing schemes as well as utilization of natural gas; further strengthen the collaboration with universities and research institutes and make even greater efforts in marketing.

3.	Boosting efforts to reduce costs and expenses. The Group will continue to manage and control major expenses such as maintenance costs, selling expenses, financial expenses and management expenses; fully unleash the processing potential of refinery facilities ; focus on increasing the level of central procurement for crude oil and cost competitiveness of crude oil resources; reduce inventories of crude oil, intermediate goods and finished products; make timely adjustments on its debt structure and carry out its fund raising and financing tasks at optimal financing costs; continue to optimize its material inventory structure and reduce the utilization of capital reserves.

(2)	Analysis of the Company’s Principal Business and Performance (Part of the following financial data was extracted from the unaudited interim report prepared under CAS)

(i)	Analysis of Changes in the Company’s Major Financial Data

				Amount: RMB’000
Item	As at 30 June 2015	As at 31 December 2014	Change (%)	Reason for change
Accounts receivable	1,973,350	1,628,121	21.20	An increase in business volume of the share-controlled trading company and an increase in sales revenue lead to an increase in accounts receivable
Advances to suppliers	65,141	31,098	109.47	An increase in prepaid purchase funds
Long-term equity investment	3,419,000	3,106,262	10.07	Profit of associates
Deferred tax assets	438,156	915,069	-52.12	Profit in the Reporting Period, using deferred income tax assets recognized in the previous years
Short-term borrowings	2,912,004	4,078,195	-28.60	Profit in the Reporting Period; decline in demand for capital
Accounts payable	4,356,281	5,924,035	-26.46	A decrease in purchase price
Advances from customers	416,405	612,573	-32.02	Fall in unit price of products and a decrease in advance from customers
Other payables	758,161	508,551	49.08	An increase in construction and maintenance payable
Current portion of non-current liabilities	1,305,680	—	N/A	Long-term borrowings due in one year
Long-term borrowings	17,270	1,632,680	-98.94	Transferred into current portion of non-current liabilities
Specific reserve	26,593	1,265	2,002.21	Increase in unutilised provisions for safety production cost
Undistributed profits	2,832,771	1,101,605	157.15	Profit during the Reporting period

				Amount: RMB’000
Item	For the six months period ended 30 June		Change (%)	Reason for change
	2015	2014
Revenue	42,152,450	51,374,277	-17.95	Fall in unit prices of products
Cost of sales	31,233,864	45,017,696	-30.62	A fall in the cost of raw materials, leading to the lower unit costs of products
Taxes and surcharges	7,060,938	4,654,222	51.71	An increase in consumption tax rate
General and administrative expenses	1,490,220	1,224,420	21.71	Maintenance expenses rose in the Reporting Period
Financial expenses-net	140,537	279,343	-49.69	Fall in interest expenses of borrowings and foreign exchange losses
Asset impairment losses	61,411	22,843	168.84	Increase in fixed asset impairment
Investment income (“-” for loss)	338,784	-65,716	N/A	Profit made by associates
Income tax expenses	491,686	-6,856	N/A	Profit in the Reporting Period
Operating profit attributable to shareholders of the Company (“-” for loss)	1,731,166	-164,911	N/A	Cost of major raw materials fell sharply and gross profit of products increased
Net cash flows generated from operating activities	1,924,239	836,448	130.05	Profit in the Reporting Period
Net cash flows used in investment activities	-258,888	-373,651	-30.71	Decrease in purchase costs and construction cost of long-term assets
Net cash flow used in financing activities	-1,643,510	-273,979	499.87	Reduced demand for capital and repayment of short-term borrowings
Research and development expenditure	14,265	20,126	-29.12	Decrease in R&D projects

(ii)	Analysis of Business Operations by Segment, Product and Geographical Location

(a)	Principal business operations by segment or product

Segment or product	Revenue (RMB’000)	Costs of sales (RMB’000)	Gross profit margin (%)		Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/ decrease in gross profit margin compared to corresponding period of the previous year
Synthetic fibres	1,277,780	1,260,478	1.35		-12.22	-19.20	Increased by 8.51 percentage points
Resins and plastics	5,374,909	4,098,680	23.74		-10.31	-29.34	Increased by 20.53 percentage points
Intermediate petrochemicals	5,049,076	3,734,009	26.05		-26.52	-39.11	Increased by 15.31 percentage points
Petroleum products	23,186,915	15,133,125	34.73	*	-22.41	-38.60	Increased by 17.20 percentage points
Trading of petrochemical products	6,822,043	6,746,830	1.10		2.21	2.82	Decreased by 0.59 of a percentage point
Others	441,727	260,742	40.97		-11.33	-18.03	Increased by 4.83 percentage points

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounts to 8.50%.

(b)	Principal operations by geographical location

		Amount: RMB’000
Geographical location	Revenue	Increase/decrease in revenue compared to corresponding period of the previous year (%)
Eastern China	38,232,841	-22.59
Other regions in the PRC	1,802,087	-3.36
Exports	2,117,522	1,710.20

(3)	Analysis of core competitiveness

As one of the largest integrated petrochemical enterprises in China with highly integrated refining and petrochemical business operation, the Company possesses competitive business scale and strength, which make it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibers in PRC. It also has self-owned utilities system and environmental protection systems, as well as handling and transportation facilities for marine and inland waterway, railway and highway.

The Company’s major competitive advantages include quality, brand name, geographical location and vertically-integrated production. The Company has over 40 years of experience in petrochemical production and management, and has accumulated extensive resources in the petrochemicals industry, winning multiple quality product awards from the central and local governments. Located in the core region of the Yangtze River Delta, the most economically active region in China with strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities to tap its close geographic proximity with most of its clients and the convenience of its location for coastal and inland shipping. This gives it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refining and petrochemical business operation to actively strengthen its product structure, while also continuously improved products quality and variety. It has also improved its production technology and boosted the capacity of its key upstream facilities to maximize the in-depth use and comprehensive efficiency of its corporate resources, and is therefore able to achieve strong and sustainable development.

(4)	Analysis of Investments

(i)	Wealth Management and Derivatives Investment Entrusted by Non-Financial Companies

(a)	Entrusted wealth management

The Company did not engage in any entrusted wealth management during the Reporting Period.

(b)	Entrusted loans

									Amount: RMB’000
Borrower	Amount of entrusted loan	Maturity period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is related to lawsuits	Are the funds sourced from fund-raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	2014/8/28- 2015/8/28	3.25	No	No	No	No	No	Nil	64
	28,000	2014/11/27- 2015/11/27	3.25	No	No	No	No	No	Nil	376
	12,000	2014/12/26- 2015/12/25	3.00	No	No	No	No	No	Nil	177
	12,000	2015/1/29- 2016/1/28	3.00	No	No	No	No	No	Nil	210
	30,000	2015/4/24- 2016/4/22	2.75	No	No	No	No	No	Nil	674

Note: The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

(ii)	Application of Capital Raised

During the Reporting Period, the Company did not raise capital, nor does it use the capital raised in the previous reporting periods.

(iii)	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to a decrease in the cost of raw materials and an increase in gross profit of products, an associate of the Group, Shanghai Secco Petrochemical Company Limited recorded net profit of RMB 1,357 million during the reporting period, with RMB 271 million attributable to the Group, representing 15.68% of net profit attributable to equity shareholders of the Company.

(iv)	Major Projects from Non-raised Capital

		Amount: RMB’000
Major project	Total project investment RMB million	Project progress as at 30 June 2015
EVA Project with capacity of 100,000 tons/year	1,132	Preliminary work
Desulfurization revamps for furnaces No.1,-No.5 and No.7 of the Thermal Power Division	164	Under construction
Project of upgrading the discharged waste water standard	134	Under construction

(5)	Plan for Profit Appropriation or Capital Reserves Capitalisation

(i)	Implementation or Amendment of Profit Appropriation Proposal for the Reporting Period

As the Company recorded a loss in 2014, the Board proposed not to distribute a dividend for 2014, which was approved at the 2014 Annual General Meeting. So there is no profit distribution plan which should be carried out in this Reporting Period.

(ii)	Plan for Half-Yearly Profit Distribution and Plan for Conversion of Capital Reserves to Increase Share Capital

The Company will not distribute its profit in the first half of 2015 and will not implement a plan for conversion of capital reserves to increase share capital.

(6)	Other Items for Disclosure

Early warning and notes about potential negative value of cumulative net profit from the beginning of this year to the end of the next reporting period, or significant changes thereof as compared with last year

As the Group recorded net profit attributable to shareholders of the Company of RMB 1,731 million under CAS and RMB 1,771 million under IFRS for the first half of 2015, the cumulative net profit from January to September is expected to reverse losses to profits as compared to the same period of last year.

Prices of crude oil in the international market have seen a continuous and significant decline since the end of June, which will affect the profitability of the Company’s major products for a certain period due to the long procurement cycle for the Company’s crude oil.

MAJOR EVENT

(1)	Material lawsuits, arbitration or media queries

The Company was not involved in any material lawsuits, arbitration or media queries during the Reporting Period.

(2)	Events involving bankruptcy and restructuring

The Company did not encounter events relating to bankrupty or restructuring during the Reporting Period.

(3)	Asset trading and corporate mergers

Not applicable.

(4)	Share Option Incentive Scheme and its Impact

(i)	Share Option Incentive Scheme has been disclosed in provisional announcements, and without further updates or changes during implementation

Summary	Reference
On 6 January 2015, the Proposal regarding the Adjustments of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme were reviewed and approved at the fifth meeting of the eighth session of the Board of Directors of the Company, which confirmed the granting of an aggregate of 38,760,000 A share options to 214 participants.	Details of the relevant matters were published in the China Securities Journal, the Shanghai Securities News and the Securities Times on 7 January 2015 and uploaded to the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company.

(ii)	Introduction of the Share Option Incentive Scheme

Grant Date: 6 January 2015

Number of Participants: 214 persons

Number of Share Options Granted: 38,760,000

(a)	Shares granted to Directors, senior management and major shareholders

The Company granted 2,540,000 A share options to six persons, including Chairman and General Manager Mr. Wang Zhiqing, Vice Chairman and Deputy General Manager Mr. Gao Jinping, Director and Chief Financial Officer Mr. Ye Guohua, Director and Deputy General Manager Mr. Jin Qiang, Director and Deputy General Manager Mr. Guo Xiaojun and Secretary to the Board Mr. Tang Weizhong. For details, please refer to Share Options Granted to the Directors, Supervisors and Senior Management on page 32 in this report.

(b)	Shares granted to employees in addition to persons mentioned in item (1).

The Company granted 36,220,000 A share options to 208 key business personnel.

(c)	Exercise Price under the Initial Grant

In accordance with the determination principles for the exercise price, the exercise price under the initial grant is RMB 4.20 per share. If, during the validity period of the share options, in case of, among others, payment of dividend, capitalisation of capital reserves, distribution of dividends, subdivision of shares, allotment of shares or reduction of shares, any adjustment to the exercise price shall be made in accordance with the relevant provisions of the scheme. For reference only, on the grant date, the closing price of A shares of the Company was RMB 4.51 per share, and that of H shares of the Company was HK$2.37 per share.

(d)	Validity Period and Exercise Arrangement under the Initial Grant:

The validity period of the share options shall be five years commencing from the grant date, but will be subject to the following exercise arrangements. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	Determined by the board of directors upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	Commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	Commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	Commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

(5)	Major connected transactions of the Company during the Reporting Period

(i)	Connected Transactions in Relation to Daily Operations

(1)	Items have been disclosed in provisional announcements with no further updates or changes during implementation

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the de facto controller Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp and their associates, sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and received agency sales services for petrochemical products from Sinopec Corp. and its associates. Pursuant to the Comprehensive Services Framework Agreement entered into between the Company and the Company’s de facto controller Sinopec Group, the Company received construction and installation, engineering design, petrochemical industry insurance and financial services provided by Sinopec Group and its associates.

The abovementioned transactions under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted on-going connected transactions under the Shanghai Listing Rules. The Company has disclosed the two agreements and the respective connected transactions under the agreements in an announcement dated 25 October 2013 and a circular dated 1 November 2013. These two agreements and the respective continuing connected transactions under the agreements, together with the associated annual caps from 2014 to 2016, were considered and approved at the Second Extraordinary General Meeting for 2013 held on 11 December 2013.

During the Reporting Period, the relevant connected transactions were fully conducted in accordance with the terms of the Mutual Product Supply and Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the Second Extraordinary General Meeting for 2013.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations among all parties, on the basis of (i) state tariffs prices, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned connected transactions did not have a significant adverse impact on the Company’s independence.

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Amount: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2015	Transaction amount during the Reporting Period	Percentage of the total amount of the type of transaction (%)
Mutual Product Supply and Sale Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	91,444,000	16,580,849	76.17
Sales of petroleum products	Sinopec Corp. and its associates	75,678,000	22,095,131	52.42
Sales of petrochemical products	Sinopec Corp. and its associates	29,417,000	2,701,360	6.41
Property leasing	Sinopec Corp. and its associates	114,000	14,793	60.78
Agency sales of petrochemical products	Sinopec Corp. and its associates	305,000	57,921	100.00
Comprehensive Services Framework Agreement
Construction, installation and project design services	Sinopec Group and its associates	1,593,000	44,730	34.63
Petrochemical industry insurance services	Sinopec Group and its associates	190,000	58,955	94.35
Financial services	Sinopec Group and its associates	300,000	22,876	19.46

(ii)	Connected Credits Rights and Liabilities

						Amount: RMB’000
	Connected relationship	Funds provided to connected parties			Funds provided by connected parties to the listed company
Connected party		Net transaction	Balance		Net transaction	Balance
Sinopec Corp. and its subsidiaries, jointly controlled entities, associates, and Sinopec Group and its subsidiaries	Controlling shareholder and its related parties	-1,641	868	Note [1]	24,851	40,638	Note [2]

Note 1: The balance of the funds provided by the Group to the connected parties at the end of the Reporting Period mainly included unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates;

Note 2: The balance of the funds provided by other connected parties to the Group at the end of the Reporting Period mainly included unsettled payables arising from the obtaining construction, installation and project design from Sinopec Group and its subsidiaries.

(6)	Material Contracts and the Fulfillment of Obligations

(i)	Trust, sub-contract and lease arrangements

The Company had no trusts, sub-contracts or lease arrangements that produced 10% or more (including 10%) of the profit of the Company for the Reporting Period.

(ii)	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

(iii)	Other material contracts

There were no other material contracts during the Reporting Period.

(7)	Performance of Undertakings

Undertakings made by the listed company, shareholders holding more than 5% of the shares, controlling shareholders, de facto controller under the reporting period or continued to the reporting period

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder Sinopec Corp. has made an undertaking that it will continue to the Reporting Period:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal or transfer such shares through the relevant stock exchanges. Upon the expiration of the aforesaid undertaking, the amount of existing non-circulating shares which may be disposed by Sinopec Corp through trading on the stock exchange shall not exceed 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not exceed 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall consider the Company as a platform for the development of related businesses in the future.

For details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) published in Shanghai Securities News and China Securities Journal, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 20 June 2013.

The A-share reform proposal was reviewed and approved at the relevant shareholders’ meeting in the A-share market held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders were obtained for circulation. For details on the implementation of Reform Scheme, please refer to the “Implementation Report on Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange,

With regard to the aforementioned two undertakings, the Company did not notice any violation of the undertakings or any unfulfilled matters overdue during the reporting period.

(8)	Appointment and Dismissal of Accounting firm

During the Reporting Period, the Company did not appoint any new accounting firms.

(9)	Punishment and Rectification of the Listed Company and its Directors, Supervisors, Senior Management, shareholders owning more than 5% of the Company’s shares, De Facto Controller and Acquirer

During the Reporting Period, the Company and its Directors, Supervisors, Senior Management, shareholders owning more than 5% of the Company’s shares, the de facto controller and acquirer were not investigated, administratively punished, publicly criticised by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(10)	Convertible Bonds

Not applicable.

(11)	Corporate Governance

The Company acted in strict compliance with regulatory documents such as the Company Law, the Securities Law, Corporate Governance Principles for Listed Companies and Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

(12)	Other Major Events

There were no other major events during the Reporting Period.

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

(1)	Change in share capital

(i)	The total number of shares and the share capital structure of the Company did not change during the Reporting Period.

(ii)	There were no changes in shares with selling restrictions during the Reporting Period.

(2)	Shareholders of the Company

(i) Total number of shareholders as at the end of the Reporting Period	273,179

Shareholdings of top ten shareholders

	Increase(+)/ decrease(-) of number of Shares during the	Number of shares held at the end of	Percentage	Number of trading	Status of pledged/frozen shares
Name of shareholder (Full name)	Reporting Period (shares)	the Reporting Period (shares)	of total shareholding (%)	restricted shares held (shares)	Status of shares	Number of shares	Nature of shareholders

China Petroleum & Chemical Corporation	—	5,460,000,000	50.56	4,920,000,000	None	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	6,938,667	3,452,301,320	31.97	—	Unknown	—	Foreign legal person
China Construction Bank - Boshi-themed Industry Stock Securities Investment Fund	Unknown	75,000,000	0.69	—	Unknown	—	Others
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	58,310,694	70,920,001	0.66	—	Unknown	—	Others
NSSF One Hundred Ten Combination	Unknown	20,000,897	0.19	—	Unknown	—	Others
CITIC Securities Company Limited	Unknown	16,247,307	0.15	—	Unknown	—	Others
Bank of China Limited - Jiashi value-added services industry securities investment fund	Unknown	15,176,491	0.14	—	Unknown	—	Others
Zhao Jie	Unknown	11,777,183	0.11	—	Unknown	—	Others
Shanghai Textile Development Corporation	—	8,475,000	0.08	—	Unknown	—	Others
IP KOW	—	8,148,000	0.08	—	Unknown	—	Unknown

Top ten shareholders of shares in circulation (without trading restriction)

Name of shareholder	Number of circulating shares (without trading restriction) held (shares)	Type of shares

HKSCC (Nominees) Limited	3,452,301,320	Overseas listed foreign shares
China Petroleum & Chemical Corporation	540,000,000	RMB-denominated ordinary shares
China Construction Bank - Boshi-themed Industry Stock Securities Investment Fund	75,000,000	RMB-denominated ordinary shares

Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	70,920,001	RMB-denominated ordinary shares

NSSF One Hundred Ten Combination	20,000,897	RMB-denominated ordinary shares
CITIC Securities Company Limited	16,247,307	RMB-denominated ordinary shares
Bank of China Limited - Jiashi value-added services industry securities investment fund	15,176,491	RMB-denominated ordinary shares

Zhao Jie	11,777,183	RMB-denominated ordinary shares
Shanghai Textile Development Corporation	8,475,000	RMB-denominated ordinary shares
IP KOW	8,148,000	Overseas listed foreign shares

Note on connected relationships or connected actions of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

(ii)	Numbers and trading restrictions of the shares held by top ten shareholders holding trading restricted shares

		Circumstances under which restricted shares can be traded
Name of shareholders holding trading restricted shares	Number of trading restricted shares held	Earliest date of trading	Number of additional shares to be traded	Trading Restrictions

China Petroleum & Chemical Corporation		20/08/2015	540,000,000	1. Shall not be traded or transferred in the twelve months commencing from the date of implementation of the Share reform proposal;
	4,920,000,000			2. Upon the expiration of the first condition, original trading restricted shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the Company within twelve months, and shall not exceed 10% within twenty-four months.
		20/08/2016	4,380,000,000

(3)	Change in controlling shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or De Facto Controller.

(4)	Interests and short positions of the substantial shareholders and other persons in shares and underlying shares or debentures of the Company

As at 30 June 2015, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) in the shares and underlying shares of equity derivatives or debentures of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held (shares)	% of total issued share capital	% of shareholding in the Company’s total issued H shares	Capacity

China Petroleum & Chemical Corporation	5,460,000,000 Promoter of legal person shares (L)	50.56	—	Beneficial owner

BlackRock, Inc.	269,857,171(L) 76,000(S)	2.50(L) 0.00(S)	7.72(L) 0.00(S)	Beneficial owner; investment manager; Other (lendable shares)

Note:	(L):Long Position; (S):Short Position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests and short positions pursuant to Part XV of the SFO in the shares and underlying shares of equity derivatives or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

PREFFERED SHARES

During the Reporting Period, there were no matters regarding the preferred shares of the Company.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Shareholdings of Directors, Supervisors and Senior Management

During the Reporting Period, there were no changes to the number of shares of the Company held by the Directors, Supervisors and Senior Management of the Company. The actual number of shares in the issued share capital of the company held by the Directors, Supervisors and Senior Management as at the end of Reporting Period were as follows:

Name	Position	Number of shares held at the beginning of the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Change

Wang Zhiqing	Chairman and President	Nil	Nil	No Change
Wu Haijun	Vice Chairman	Nil	Nil	No Change
Gao Jinping	Vice Chairman and Deputy General Manager	Nil	Nil	No Change
Ye Guohua	Director and Chief Financial Officer	Nil	Nil	No Change
Jin Qiang	Director and Deputy General Manager	Nil	Nil	No Change
Guo Xiaojun	Director and Deputy General Manager	Nil	Nil	No Change
Lei Dianwu	Director	Nil	Nil	No Change
Mo Zhenglin	Director	Nil	Nil	No Change
Cai Tingji	Independent Non-executive Director	Nil	Nil	No Change
Zhang Yimin	Independent Non-executive Director	Nil	Nil	No Change
Liu Yunhong	Independent Non-executive Director	Nil	Nil	No Change
Du Weifeng	Independent Non-executive Director	Nil	Nil	No Change
Kuang Yuxiang	Chairman of the Supervisory Board	Nil	Nil	No Change
Zuo Qiang	Supervisor	Nil	Nil	No Change
Li Xiaoxia	Supervisor	Nil	Nil	No Change
Zhai Yalin	Supervisor	Nil	Nil	No Change
Wang Liqun	Supervisor	Nil	Nil	No Change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No Change
Pan Fei	Independent Supervisor	Nil	Nil	No Change
Tang Weizhong	Company Secretary	Nil	Nil	No Change
Zhang Jianbo	Chairman of the Supervisory Board (resigned)	Nil	Nil	No Change
Shen Liqiang	Independent Non-executive Director (resigned)	Nil	Nil	No Change
Jin Mingda	Independent Non-executive Director (resigned)	Nil	Nil	No Change

Interests and short positions of the Directors, Supervisors and Senior Management in the shares, underlying shares or debentures of the Company

During the Reporting Period, the Company granted the Company share options to five Directors and one Senior Management as part of the Stock Incentive Scheme. Please refer to “Share Options Granted to the Directors, Supervisors or Senior Management” in this section and the Section headed of “Company Share Option Incentive Scheme and Its Impact” in “Major Matters” for details. Save as disclosed above, as at 30 June 2015, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 30 June 2015, save as disclosed in “Share Options Granted to the Directors, Supervisors or Senior Management”, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Share options Granted to the Directors, Supervisors or Senior Management

Name	Position	Number of share options held at the beginning of the Reporting Period	Number of new share options granted during the Reporting Period	Number of Share options with exercisable rights during the Reporting Period	Number of Share options excised during the Reporting Period	Number of share options held at the end of the Reporting Period

Wang Zhiqing	Chairman and President	0	500,000	0	0	500,000
Gao Jinping	Vice Chairman and Deputy General Manager	0	500,000	0	0	500,000
Ye Guohua	Director and Chief Financial Officer	0	430,000	0	0	430,000
Jin Qiang	Director and Duputy General Manager	0	430,000	0	0	430,000
Guo Xiaojun	Director and Duputy General Manager	0	430,000	0	0	430,000
Tang Weizhong	Company Secretary	0	250,000	0	0	250,000

Total		0	2,540,000	0	0	2,540,000

(2)	Changes in Directors, Supervisors and Senior Management

Name	Position currently held	Change	Reason

Shen Liqiang	Independent Non-executive Director	Resigned	Resignation
Jin Mingda	Independent Non-executive Director	Resigned	Resignation
Zhang Jianbo	Chairman of the Supervisory Board	Resigned	Resignation
Kuang Yuxiang	Chairman of the Supervisory Board	Elected	—
Liu Yunhong	Independent Non-executive Director	Elected	—
Du Weifeng	Independent Non-executive Director	Elected	—
Pan Fei	Independent Supervisor	Elected	—

(3)	Audit Committee

On 26 August 2015, the Audit Committee of the Eighth Session of the Board held its third meeting, primarily to review the interim financial report of the Group for the Reporting Period.

(4)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(5)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied the principles and complied with all code provisions of the Corporate Governance Code, except for certain deviations from code provisions A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemicals production. Mr. Wang is the most suitable candidate to serve in the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve in any of the positions listed above.

(6)	Implementation of Model Code for Securities Transactions

The Directors of the Company confirm that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company did not act in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

DOCUMENTS FOR INSPECTION

(1)	The Company’s documents available for inspection comprise the following:

1.	2015 interim report signed by the Chairman;

2.	Financial statements signed and sealed by the legal representative, chief financial officer and head of the accounting department of the Company;

3.	Original copies of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRC during the Reporting Period; and

4.	The Company’s Articles of Association.

(2)	The Company has kept all of the documents listed above at the Company’s Secretariat Department, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal code: 200540

(3)	All information required in paragraph 46 of Appendix 16 to the Hong Kong Listing Rules will be disclosed on the websites of the Hong Kong Stock Exchange and of the Company.

Wang Zhiqing, Chairman

Sinopec Shanghai Petrochemical Company Limited

28 August 2015

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 36 to 65, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2015 and the related interim condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 August 2015

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

A.	Condensed consolidated interim financial information

Sinopec Shanghai Petrochemical Company Limited - 30 June 2015

Interim consolidated income statement

		Unaudited Six months ended 30 June
	Note	2015 RMB’000	2014 RMB’000

Revenue	6	42,125,505	51,345,006
Sales taxes and surcharges		(7,060,938)	(4,654,222)

Net sales		35,064,567	46,690,784
Cost of sales		(32,687,731)	(46,223,927)

Gross profit		2,376,836	466,857

Selling and administrative expenses		(277,890)	(273,907)
Other operating income		41,461	49,626
Other operating expenses		(67,094)	(55,807)
Other gains - net	7	6,931	—

Operating profit	6	2,080,244	186,769

Finance income	7	23,457	34,426
Finance expenses	7	(160,694)	(287,930)
Share of profit/(loss) of investments accounted for using the equity method		336,853	(60,716)

Profit/(loss) before income tax		2,279,860	(127,451)

Income tax expense	8	(491,686)	6,856

Profit/(loss) for the period		1,788,174	(120,595)

Profit/(loss) attributable to:
- Owners of the Company		1,770,880	(123,601)
- Non-controlling interests		17,294	3,006

		1,788,174	(120,595)

Earnings/(loss) per share attributable to owners of the Company for the period (expressed in RMB per share)

Basic earnings/(loss) per share	9	RMB 0.164	RMB (0.011)

Diluted earnings/(loss) per share	9	RMB 0.164	RMB (0.011)

The notes on pages 42 to 65 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

Interim consolidated statement of comprehensive income

	Unaudited Six months ended 30 June
	2015 RMB’000	2014 RMB’000

Profit/(loss) for the period	1,788,174	(120,595)
Other comprehensive income for the period - net of tax	—	—

Total comprehensive income/(loss) for the period	1,788,174	(120,595)

Profit/(loss) attributable to:
- Owners of the Company	1,770,880	(123,601)
- Non-controlling interests	17,294	3,006

Total comprehensive income/(loss) for the period	1,788,174	(120,595)

The notes on pages 42 to 65 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

Interim consolidated balance sheet

	Note	Unaudited 30 June 2015 RMB’000	Audited 31 December 2014 RMB’000

ASSETS

Non-current assets
Lease prepayment and other assets		886,904	1,043,591
Property, plant and equipment	11	14,758,321	15,541,575
Investment properties		412,350	415,842
Construction in progress	11	527,159	542,878
Investments accounted for using the equity method		3,254,000	2,936,262
Deferred income tax assets		438,156	915,069

		20,276,890	21,395,217

Current assets
Inventories		5,785,273	5,930,703
Trade receivables	12	923,019	630,883
Bills receivable	12	1,415,047	1,365,677
Other receivables and prepayments	12	309,126	268,869
Amounts due from related parties	12,19(c)	1,109,876	1,035,085
Cash and cash equivalents	13	301,061	279,198

		9,843,402	9,510,415

Total assets		30,120,292	30,905,632

Equity

Equity attributable to owners of the Company
Share capital		10,800,000	10,800,000
Reserves	18	7,483,053	5,700,272

		18,283,053	16,500,272

Non-controlling interests		278,230	271,395
Total equity		18,561,283	16,771,667

Interim consolidated balance sheet (continued)

	Note	Unaudited 30 June 2015 RMB’000	Audited 31 December 2014 RMB’000

Liabilities

Non-current liabilities
Borrowings	14	17,270	1,632,680
Deferred income		16,436	16,436

		33,706	1,649,116

Current liabilities
Borrowings	14	4,217,684	4,078,195
Trade payables	16	1,817,085	2,920,459
Advance from customers	16	397,912	591,059
Bills payable	16	93,724	11,714
Other payables	16	2,393,213	1,831,263
Amounts due to related parties	16,19(c)	2,598,481	3,042,197
Income tax payable		7,204	9,962

		11,525,303	12,484,849

Total liabilities		11,559,009	14,133,965

Total equity and liabilities		30,120,292	30,905,632

Net current liabilities		(1,681,901)	(2,974,434)

Total assets less current liabilities		18,594,989	18,420,783

The notes on pages 42 to 65 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

Interim consolidated statement of changes in equity

		Unaudited
		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained profits RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2015		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

Total comprehensive income for the period ended 30 June 2015		—	—	1,770,880	1,770,880	17,294	1,788,174

Employees share option scheme	18(a)	—	11,901	—	11,901	—	11,901
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(10,459)	(10,459)
Appropriation of safety production fund	18(b)	—	25,328	(25,328)	—	—	—

Balance at 30 June 2015		10,800,000	4,216,505	3,266,548	18,283,053	278,230	18,561,283

		Unaudited
		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained profits RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2014		10,800,000	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Total comprehensive loss for the period ended 30 June 2014		—	—	(123,601)	(123,601)	3,006	(120,595)

Dividends proposed and approved	10	—	—	(540,000)	(540,000)	—	(540,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,129)	(4,129)
Appropriation of safety production fund	18(b)	—	26,923	(26,923)	—	—	—

Balance at 30 June 2014		10,800,000	4,210,766	2,058,127	17,068,893	257,939	17,326,832

The notes on pages 42 to 65 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

Interim consolidated statement of cash flows

		Unaudited Six months ended 30 June
	Note	2015 RMB’000	2014 RMB’000

Cash flows from operating activities
Cash generated from operations		1,941,770	843,615
Interest paid		(147,511)	(199,777)
Income tax paid		(17,531)	(7,167)

Net cash generated from operating activities		1,776,728	636,671

Cash flows from investing activities
Cash received from entrusted lending		30,000	30,000
Dividends received from joint ventures and associates		38,487	24,547
Proceeds from disposal of property, plant and equipment		4,417	5,189
Interest received		23,454	34,426
Purchases of property, plant and equipment and other long-term assets		(313,246)	(418,272)
Investment in an associate		—	(11,541)
Cash payment of entrusted lending		(42,000)	(38,000)

Net cash used in investing activities		(258,888)	(373,651)

Cash flows from financing activities
Proceeds from borrowings		20,725,975	26,442,894
Repayments of borrowings		(22,214,676)	(26,512,307)
Dividends paid to the Company’s shareholders		(106)	(660)
Dividends paid by subsidiaries to non-controlling interests		(7,192)	(4,129)

Net cash used in financing activities		(1,495,999)	(74,202)

Net increase in cash and cash equivalents		21,841	188,818
Cash and cash equivalents at beginning of the period		279,198	133,256
Exchange gains on cash and cash equivalents		22	105

Cash and cash equivalents at end of the period	13	301,061	322,179

The notes on pages 42 to 65 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

Notes to the condensed consolidated interim financial information

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). It is also currently one of the most important domestic producers of refined oil products, intermediate petrochemicals, synthetic resins and synthetic fibers.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issue on 27 August 2015.

This condensed consolidated interim financial information has been reviewed, not audited.

2	Basis of preparation

This condensed consolidated interim financial information for the six-month period ended 30 June 2015 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

3	Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31

December 2014, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2015 and adopted by the Company.

(a)	The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2015 and have no material impact on the Group:

•	Amendment to IFRS 2 - ‘Share-based payment’

•	Amendment to IFRS 8 - ‘Operating segments’

•	Amendment to IAS 16 - ‘Property, plant and equipment’ and IAS 38 - ‘Intangible assets’

•	Amendment to IAS 24 - ‘Related Party Disclosures’

•	Amendment to IFRS 13 - ‘Fair value measurement’

•	Amendment to IFRS 40 - ‘Investment property’

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on this Group.

Notes to the condensed consolidated interim financial information (continued)

4	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial information for the year ended 31 December 2014.

5	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

There have been no changes in the risk management policies since 31 December 2014.

(b)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly borrowings and trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD and EUR. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. The Group has entered into forward foreign exchange contracts (Note 7) to mitigate the foreign exchange risk.

As at 30 June 2015, if RMB had strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s net profit for the six-month period ended 30 June 2015 would have been 61,745 thousands increased/decreased (31 December 2014: RMB 107,395 thousands decreased/increased in net loss) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD and EUR denominated short-term loans and trade payables.

Notes to the condensed consolidated interim financial information (continued)

5	Financial risk management (continued)

(c)	Offsetting financial assets and financial liabilities

(i)	Financial assets

The following financial assets are subject to offsetting arrangements:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Gross amounts of recognised amounts due from related parties	1,163,090	1,082,558
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(53,214)	(47,473)

Net amounts of amounts due from related parties presented in the balance sheet	1,109,876	1,035,085

(ii)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Gross amounts of recognised amounts due to related parties	2,651,695	3,089,670
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(53,214)	(47,473)

Net amounts of amounts due to related parties presented in the balance sheet	2,598,481	3,042,197

According to the offsetting arrangement entered between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

Notes to the condensed consolidated interim financial information (continued)

6	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2014.

	Six months period ended 30 June 2015			Six months period ended 30 June 2014
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000

Synthetic fibres	1,277,780	—	1,277,780	1,455,724	—	1,455,724
Resins and plastics	5,424,043	49,134	5,374,909	6,113,490	120,663	5,992,827
Intermediate petrochemicals	9,855,653	4,806,577	5,049,076	15,547,911	8,676,997	6,870,914
Petroleum products	24,857,847	1,670,932	23,186,915	33,086,391	3,204,352	29,882,039
Trading of petrochemical products	7,754,411	932,368	6,822,043	8,082,312	1,407,682	6,674,630
All others segments	802,051	387,269	414,782	1,056,286	587,414	468,872

Total	49,971,785	7,846,280	42,125,505	65,342,114	13,997,108	51,345,006

	Six months period ended 30 June 2015 RMB’000	Six months period ended 30 June 2014 RMB’000

Profit/(loss) from operations
Synthetic fibres	(198,708)	(289,780)
Resins and plastics	671,713	(262,983)
Intermediate petrochemicals	491,756	59,283
Petroleum products	1,038,809	558,269
Trading of petrochemical products	7,509	26,164
All others	69,165	95,816

Total consolidated profit from operations	2,080,244	186,769

Net finance expenses
Share of profit/(loss) of investments accounted for	(137,237)	(253,504)
using the equity method	336,853	(60,716)

Profit/(Loss) before taxation	2,279,860	(127,451)

Notes to the condensed consolidated interim financial information (continued)

6	Segment information (continued)

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures are as follows:

	Six months period ended 30 June 2015 RMB’000	Six months period ended 30 June 2014 RMB’000

Intermediate petrochemicals	657,980	1,346,768
Petroleum products	22,095,131	27,522,679
Trading of petrochemical products	1,273,986	2,514,519
Others	94,979	108,685

Total	24,122,076	31,492,651

	30 June 2015 Total assets RMB’000	31 December 2014 Total assets RMB’000

Allocated assets

Synthetic fibres	1,759,775	1,762,111
Resins and plastics	1,755,600	1,714,407
Intermediate petrochemicals	4,906,076	5,339,892
Petroleum products	13,690,735	13,856,761
Trading of petrochemical products	1,351,049	1,312,503
All others	2,009,000	2,156,341

Allocated assets	25,472,235	26,142,015

Unallocated assets

Investments accounted for using the equity method	3,254,000	2,936,262
Deferred tax assets	438,156	915,069
Investment property	412,350	415,842
Others	543,551	496,444

Unallocated assets	4,648,057	4,763,617

Total assets	30,120,292	30,905,632

Notes to the condensed consolidated interim financial information (continued)

6	Segment information (continued)

	30 June 2015 Total liabilities RMB’000	31 December 2014 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	307,114	340,837
Resins and plastics	842,401	947,649
Intermediate petrochemicals	873,682	1,028,939
Petroleum products	4,019,245	4,812,737
Trading of petrochemical products	1,173,298	1,172,575
Others	108,315	120,353

Allocated liabilities	7,324,055	8,423,090

Unallocated liabilities

Borrowings - current part	4,217,684	4,078,195
Borrowings - non-current part	17,270	1,632,680

Unallocated liabilities	4,234,954	5,710,875

Total liabilities	11,559,009	14,133,965

7	Profit/(loss) before income tax

(a)	Finance expenses - net

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Interest income	23,457	34,426

Finance income	23,457	34,426

Interest on bank and other borrowings	(141,005)	(204,373)
Net foreign exchange loss	(19,689)	(83,557)

Finance expenses	(160,694)	(287,930)

Finance expenses - net	(137,237)	(253,504)

Notes to the condensed consolidated interim financial information (continued)

7	Profit/(loss) before income tax (continued)

(b)	Other gains - net

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Forward foreign exchange contracts	6,931	—

During the six-month period ended 30 June 2015, the Group entered into forward foreign exchange contracts to mitigate foreign exchange risk from borrowings denominated in EUR. For the six-month period ended 30 June 2015, gain from realised forward foreign exchange contracts amounted to RMB 6,931 thousands (six-month period ended 30 June 2014: nil), which was recognised in other gain of the condensed consolidated interim income statement. As at 30 June 2015, the Group had no unsettled forward foreign exchange contract (31 December 2014: nil).

(c)	Operating items

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Amortisation of lease prepayments	8,804	8,804
Depreciation	895,110	984,751
Research and development costs	14,265	20,126
Write-down of inventories	10,700	22,864
Impairment of property, plant and equipment	50,001	—
Net loss on disposal of property, plant and equipment	7,927	8,205

The inventory write-downs of RMB 10,700 thousands was mainly due to that the carrying amount of the trading products Ethyl acetate and Propane were lower than the net realisable value (six-month period ended 30 June 2014: RMB 22,864 thousands).

During the six-month period ended 30 June 2015, as a result of increasing market competition and low profit margin of the relevant products, the management of the Company shut down the manufacturing of acrylonitrile plant and decided to dispose it. Therefore, the Company fully provided impairment for the equipment at their carrying amounts of RMB 50,001 thousands (six-month period ended 30 June 2014: nil).

Notes to the condensed consolidated interim financial information (continued)

8	Income tax expense

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Provision for PRC income tax for the period	14,773	7,193
Deferred taxation	476,913	(14,049)

	491,686	(6,856)

The provision for PRC income tax is calculated at the rate of 25% (six-month period ended 30 June 2014: 25%) on the estimated taxable income of the six-month period ended 30 June 2015 determined in accordance with relevant income tax rules and regulations. The Group did not carry out overseas business and therefore does not incur overseas income taxes.

9	Earnings/(Loss) per share

(a)	Basic

The calculation of basic profit/(loss) per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2015 of RMB 1,770,880 thousands (six-month period ended 30 June 2014: loss of RMB 123,601 thousands) and 10,800,000,000 shares (six-month period ended 30 June 2014: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

Notes to the condensed consolidated interim financial information (continued)

9	Earnings/(Loss) per share (continued)

(b)	Diluted (continued)

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six-month period ended 30 June 2015) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings/(loss) per share for the six-month period ended 30 June 2015 and the six-month period ended 30 June 2014 was shown as:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Earnings
Profit/(loss) attributable to owners of the Company	1,770,880	(123,601)

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	6,954	—

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,806,954	10,800,000

Diluted earnings/(loss) per share (RMB per share)	0.164	(0.011)

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2014, a final dividend of RMB 540,000 thousands was approved and declared for the year ended 31 December 2013. The Board of Directors did not propose the payment of an interim dividend for the six-month period ended 30 June 2014.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2015, no dividend was declared for the year ended 31 December 2014. As at 30 June 2015, the Board of Directors did not propose the payment of an interim dividend for the six-month period ended 30 June 2015.

Notes to the condensed consolidated interim financial information (continued)

11	Property, plant and equipment, construction in progress

Acquisitions and disposals

The acquisitions and disposals of items of property, plant and equipment and construction in progress during the six-month period ended 30 June 2015 and the six-month period ended 30 June 2014 are as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Cost of acquisition	154,990	181,344
Transfer to investment properties	(3,277)	—
Disposals (net carrying amount)	(12,344)	(13,394)
Impairment (Note 7)	(50,001)	—

12	Trade and other receivables

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Trade receivables	923,045	630,931
Less: allowance for doubtful debts	(26)	(48)

	923,019	630,883

Bills receivable	1,415,047	1,365,677
Amounts due from related parties (Note 19(c))	1,109,876	1,035,085

	3,447,942	3,031,645

Other receivables and prepayments (i)	309,126	268,869

	3,757,068	3,300,514

(i)	For the six-month period ended 30 June 2015, the associates and joint ventures of the Group declared dividends with total amount of RMB 19,115 thousands to the Group (six-month period ended 30 June 2014: RMB 82,275 thousands). As at 30 June 2015, all the aforementioned dividends were received (31 December 2014: RMB 19,372 thousands were not received and were recorded in other receivables and prepayments).

Notes to the condensed consolidated interim financial information (continued)

12	Trade and other receivables (continued)

As at 30 June 2015, entrusted lendings of RMB 94,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 2.75% to 3.25% per annum, which will be due within twelve months from 30 June 2015 (31 December 2014: RMB 82,000 thousands at interest rates ranged from 3.00% to 3.25% per annum).

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Within one year	3,447,905	3,031,617
Above one year	37	28

	3,447,942	3,031,645

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

13	Cash and cash equivalents

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Cash deposits with a related party (Note 19(c))	8,228	5,179
Cash at bank and in hand	292,833	274,019

	301,061	279,198

Notes to the condensed consolidated interim financial information (continued)

14	Borrowings

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Short term loans
-Short term bank loans	2,642,004	3,008,195
-Short term loans from related parties (Note 19(c))	270,000	1,070,000
-Current portion of non-current bank loans	1,305,680	—

	4,217,684	4,078,195

Long term loans
-Between one and two years	17,270	1,632,680

Total	4,234,954	5,710,875

The Group has the following undrawn borrowing facilities:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Expiring within one year (bank loans)	18,090,375	15,489,855
Expiring beyond one year (bank loans)	5,993,431	7,495,370

	24,083,806	22,985,225

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

15	Fair value of financial assets and liabilities measured at amortised cost

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the advance from customers, staff salaries and welfare payables and other taxes payables) and borrowings. As at 30 June 2015, the carrying amounts of these financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

Notes to the condensed consolidated interim financial information (continued)

16	Trade and other payables

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Trade payables	1,817,085	2,920,459
Advance from customers	397,912	591,059
Bills payable	93,724	11,714
Amounts due to related parties (Note 19(c))	2,598,481	3,042,197

Subtotal	4,907,202	6,565,429

Staff salaries and welfares payable	142,982	44,464
Taxes payable (exclude income tax payable)	1,506,154	1,266,912
Interest payable	3,987	7,717
Dividends payable	22,567	19,406
Construction and maintenance payable	447,669	223,061
Other liabilities	269,854	269,703

Subtotal of other payables	2,393,213	1,831,263

	7,300,415	8,396,692

As at 30 June 2015 and 31 December 2014, all trade and other payables of the Group were non-interest bearing.

As at 30 June 2015, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Within one year	4,862,739	6,514,151
Between one and two years	10,626	10,978
Over two years	33,837	40,300

	4,907,202	6,565,429

Notes to the condensed consolidated interim financial information (continued)

17	Contingent liabilities

(a)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the six-month period ended 30 June 2015. No provision has been made in this interim financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

(b)	Except for the above, there is no contingent liabilities for which the possibility of any outflow of resources is other than remote.

18	Reserves

(a)	Share option reserve

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants. Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB 4.20 under vesting conditions.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted including the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 30 June 2015, no share option was exercised yet. (Expiry date: 6 January 2020)

Notes to the condensed consolidated interim financial information (continued)

18	Reserves (continued)

(a)	Share option reserve (continued)

The share options outstanding as at 30 June 2015 have the following vesting dates and exercise prices:

Vesting date	Exercise price (per share in RMB)	Outstanding shares

6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

The total fair value of share options at the grant date was RMB 65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

Granting date

Spot share price	RMB 4.51
Exercise price	RMB 4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

Share option expenses of RMB 11,901 thousands have been recognised in the condensed interim income statement for the six-month period ended 30 June 2015.

(b)	For the six-month period ended 30 June 2015, the Group transferred RMB 25,328 thousands (six-month period ended 30 June 2014: RMB 26,923 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six-month period ended 30 June 2015 and 2014, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited
Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group
BOC-SPC Gases Co., Ltd.	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends receivable and payable as disclosed in Note 10 and Note 12.

(a)	Most of the transactions undertaken by the Group during the six-month period ended 30 June 2015 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(a)	(continued)

Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six-month period ended 30 June 2015 and the six-month period ended 30 June 2014 were as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Sales of petroleum products	22,095,131	27,522,679
Sales other than petroleum products	2,026,945	3,969,972
Purchases of crude oil	13,127,913	16,899,953
Purchases other than crude oil	1,611,033	2,404,359
Sales commissions	57,921	71,052
Rental income	14,793	14,166

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six-month period ended 30 June 2015 and the six-month period ended 30 June 2014 were as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	83,371	169,484
- Associates and joint ventures of the Group	952,212	1,147,126

	1,035,583	1,316,610

Purchases
- Sinopec Group and its subsidiaries	383,645	659,511
- Associates and joint ventures of the Group	1,969,333	1,624,731

	2,352,978	2,284,242

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(b)	(continued)

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Insurance premiums
- Sinopec Group and its subsidiaries	58,955	59,223

Interest income
- Sinopec Finance	310	592
- Associates and joint ventures of the Group	—	158

	310	750

Loans borrowed
- Sinopec Finance	3,550,000	4,500,000

Loans repayment
- Sinopec Finance	4,350,000	3,000,000

Interest expenses
- Sinopec Finance	22,566	27,204

Entrusted lendings
- Associates and joint ventures of the Group	—	8,000

Construction and installation cost
- Sinopec Group and its subsidiaries	44,730	72,979

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in notes 19(a) and 19(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in notes 19(a) and 19(b), are summarised as follows:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Amounts due from related parties

- Sinopec Corp., its subsidiaries and joint ventures	1,010,720	1,002,841
- Sinopec Group and its subsidiaries	3,570	3,617
- Associates and joint ventures of the Group	95,586	28,627

Total	1,109,876	1,035,085

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,393,162	2,859,927
- Sinopec Group and its subsidiaries	32,160	9,142
- Associates and joint ventures of the Group	173,159	173,128

Total	2,598,481	3,042,197

Cash deposits, maturing within three months
- Sinopec Finance (i)	8,228	5,179

Short-term loans
- Sinopec Finance (ii)	270,000	1,070,000

(i)	As at 30 June 2015 and 31 December 2014, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.
(ii)	As at 30 June 2015, short-term loans from Sinopec Finance were made by the Company at a weighted average interest rate of 5.14% per annum (31 December 2014: 5.06% per annum), which will be due in November 2015.

Except for cash deposits at Sinopec Finance and short-term loans from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Short-term employee benefits	3,299	7,255
Post-employment benefits	72	109
Share-based payments	703	—

	4,074	7,364

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 19(e).

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organised by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Municipal retirement scheme costs	138,003	137,258
Supplementary retirement scheme costs	36,312	36,396

As at 30 June 2015 and 31 December 2014, there was no material outstanding contribution to the above defined contributions retirement plans.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred as “state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Apart from transactions with related parties, transactions with other state-controlled entities include but are not limited to the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial information, the directors are of the opinion that the following transactions require disclosure of the related amounts:

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries, Sinochem International Group and its subsidiaries, Heilongjiang United Oil & Chemicals Co., Ltd., Zhuhai Zhenrong Company and Hunan New Hualian Import & Export Corp. Ltd., which are state-controlled entities.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(i)	Transactions with other state-controlled energy and chemical companies (continued)

During the six-month period ended 30 June 2015 and 2014, the aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Purchases of crude oil	5,172,806	9,850,506

No prepayments for purchases of crude oil was made to the above state-controlled energy and chemical companies as at 30 June 2015 (31 December 2014: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expenses to these state-controlled banks in the PRC are as follows:

	Six months period ended 30 June
	2015 RMB’000	2014 RMB’000

Interest income	6,377	9,167
Interest expenses	115,183	172,896

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Cash and cash equivalents at state-controlled banks in the PRC	292,825	274,011

Short-term loans	2,642,004	3,008,195
Current portion of non-current liabilities	1,000,000	—
Long-term loans	17,270	1,020,780

Total loans from state-controlled banks in the PRC	3,659,274	4,028,975

(g)	Commitments with related parties

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Construction and installation cost:
- Sinopec Group and its subsidiaries	96,773	65,319

Except for the above, the Group had no other material commitments with related parties as at 30 June 2015 and 31 December 2014, which are contracted, but not included in the interim financial report.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(h)	Investment commitments with related parties

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260, 000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

On 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. On 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project.

Except for the above, the Group and the Company had no other material commitments with related parties as at 30 June 2015, which are contracted, but not included in the financial statements.

20	Capital commitments

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Property, plant and equipment

Contracted but not provided for	246,869	126,941
Authorised but not contracted for	1,147,820	1,284,433

	1,394,689	1,411,374

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
ASSETS	Note	30 JUNE 2015 (UNAUDITED)	31 DECEMBER 2014
Current assets
Cash at bank and on hand	4(1)	301,061	279,198
Notes receivable	4(2)	1,437,747	1,372,277
Accounts receivable	4(4)	1,973,350	1,628,121
Advances to suppliers	4(6)	65,141	31,098
Interests receivable		79	76
Dividends receivable	4(3)	—	19,372
Other receivables	4(5)	38,340	51,771
Inventories	4(7)	5,785,273	5,930,703
Other current assets	4(8)	242,411	197,799

Total current assets		9,843,402	9,510,415

Non-current assets
Long-term equity investments	4(9)	3,419,000	3,106,262
Investment properties	4(10)	412,350	415,842
Fixed assets	4(11)	14,814,286	15,611,926
Construction in progress	4(12)	527,159	542,878
Intangible assets	4(13)	432,336	441,140
Long-term prepaid expenses	4(14)	454,568	602,451
Deferred tax assets	4(15)	438,156	915,069

Total non-current assets		20,497,855	21,635,568

Total assets		30,341,257	31,145,983

CONSOLIDATED BALANCE SHEETS (continued)

AS AT 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	30 JUNE 2015 (UNAUDITED)	31 DECEMBER 2014
Current liabilities
Short-term borrowings	4(17)	2,912,004	4,078,195
Notes payable	4(18)	93,724	11,714
Accounts payable	4(19)	4,356,281	5,924,035
Advances from customers	4(20)	416,405	612,573
Employee benefits payable	4(21)	142,982	44,464
Taxes payable	4(22)	1,513,358	1,276,874
Interest payable	4(23)	4,141	9,037
Dividends payable	4(24)	22,567	19,406
Other payables	4(25)	758,161	508,551
Current portion of non-current liabilities	4(26)	1,305,680	—

Total current liabilities		11,525,303	12,484,849

Non-current liabilities
Long-term borrowings	4(28)	17,270	1,632,680
Deferred income	4(27)	181,436	186,436

Total non-current liabilities		198,706	1,819,116

Total liabilities		11,724,009	14,303,965

Shareholders’ equity
Share capital	1, 4(29)	10,800,000	10,800,000
Capital surplus	4(30)	505,823	493,922
Specific reserve	4(31)	26,593	1,265
Surplus reserve	4(32)	4,173,831	4,173,831
Undistributed profits	4(33)	2,832,771	1,101,605

Total equity attributable to equity shareholders of the Company		18,339,018	16,570,623

Non-controlling interests	4(34)	278,230	271,395

Total shareholders’ equity		18,617,248	16,842,018

Total liabilities and shareholders’ equity		30,341,257	31,145,983

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

BALANCE SHEETS

AS AT 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
ASSETS	Note	30 JUNE 2015 (UNAUDITED)	31 DECEMBER 2014
Current assets
Cash at bank and on hand		239,498	186,348
Notes receivable		1,212,765	991,722
Accounts receivable	14(1)	919,659	856,198
Advances to suppliers		55,340	12,546
Interests receivable		—	—
Dividends receivable		6,733	19,372
Other receivables	14(2)	16,131	16,468
Inventories		5,429,506	5,465,293
Other current assets		128,544	85,458

Total current assets		8,008,176	7,633,405

Non-current assets
Long-term equity investments	14(3)	4,513,589	4,201,476
Investment properties		409,256	412,647
Fixed assets	14(4)	14,448,505	15,221,418
Construction in progress		527,159	542,878
Intangible assets		354,352	360,510
Long-term prepaid expenses		440,264	587,349
Deferred tax assets		427,838	905,186

Total non-current assets		21,120,963	22,231,464

Total assets		29,129,139	29,864,869

BALANCE SHEETS (continued)

AS AT 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	30 JUNE 2015 (UNAUDITED)	31 DECEMBER 2014
Current liabilities
Short-term borrowings		3,324,033	4,507,195
Notes payable		80,000	—
Accounts payable		3,151,807	4,736,516
Advances from customers		356,172	503,124
Employee benefits payable		136,855	38,849
Taxes payable		1,493,557	1,239,268
Interest payable		4,506	9,486
Dividends payable		19,300	19,406
Other payables		928,517	606,113
Current portion of non-current liabilities		1,305,680	—

Total current liabilities		10,800,427	11,659,957

Non-current liabilities
Long-term borrowings		—	1,611,900
Deferred income		181,436	186,436

Total non-current liabilities		181,436	1,798,336

Total liabilities		10,981,863	13,458,293

Shareholders’ equity
Share capital		10,800,000	10,800,000
Capital surplus		505,823	493,922
Specific reserve		23,852	—
Surplus reserve		4,173,831	4,173,831
Undistributed profits		2,643,770	938,823

Total equity attributable to equity shareholders of the Company		18,147,276	16,406,576

Non-controlling interests		—	—

Total shareholders’ equity		18,147,276	16,406,576

Total liabilities and shareholders’ equity		29,129,139	29,864,869

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Note	Six months ended 30 June
Items			2015 (UNAUDITED)	2014 (UNAUDITED)
Revenue		4(35)	42,152,450	51,374,277
Less:	Cost of sales	4(35)	31,233,864	45,017,696
	Taxes and surcharges	4(36)	7,060,938	4,654,222
	Selling and distribution expenses	4(37)	261,581	273,907
	General and administrative expenses	4(38)	1,490,220	1,224,420
	Financial expenses - net	4(39)	140,537	279,343
	Asset impairment losses	4(42)	61,411	22,843
Add:	Investment income/(loss)	4(41)	338,784	(65,716)
	Including: Share of profit/(loss) of associates and joint ventures		331,853	(65,716)

Operating profit/(loss)			2,242,683	(163,870)
Add:	Non-operating income	4(43)	18,408	25,355
	Including: Profits on disposal of non-current assets		986	5,220
Less:	Non-operating expenses	4(44)	20,945	30,246
	Including: Losses on disposal of non-current assets		8,913	13,425

Total profit/(loss)			2,240,146	(168,761)

Less:	Income tax expenses	4(45)	491,686	(6,856)

Net profit/(loss)			1,748,460	(161,905)
Attributable to shareholders of the Company			1,731,166	(164,911)
Non-controlling interests			17,294	3,006

Other comprehensive income			—	—

Total comprehensive income/(loss)			1,748,460	(161,905)

	Attributable to shareholders of the Company		1,731,166	(164,911)
	Non-controlling interests		17,294	3,006

Earnings/(loss) per share
	Basic earnings/(loss) per share (RMB)	4(46)	0.160	(0.015)
	Diluted earnings/(loss) per share (RMB)	4(46)	0.160	(0.015)

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Note	Six months ended 30 June
Items			2015 (UNAUDITED)	2014 (UNAUDITED)
Revenue		14(5)	34,274,347	43,680,675
Less:	Cost of sales	14(5)	23,525,573	37,470,279
	Taxes and surcharges		7,056,655	4,650,903
	Selling and distribution expenses		198,924	208,067
	General and administrative expenses		1,416,884	1,152,924
	Financial expenses - net		150,364	255,314
	Asset impairment losses		65,601	38,313
Add:	Investment income/(loss)	14(6)	325,776	(66,631)
	Including: Share of profit/(loss) of associates and joint ventures		312,112	(74,710)

Operating profit/(loss)			2,186,122	(161,756)
Add:	Non-operating income		17,081	24,721
	Including: Profits on disposal of non-current assets		877	5,220
Less:	Non-operating expenses		20,908	30,234
	Including: Losses on disposal of non-current assets		8,879	13,422

Total profit/(loss)			2,182,295	(167,269)

Less:	Income tax expenses		477,348	(14,258)

Net profit/(loss)			1,704,947	(153,011)

Other comprehensive income			—	—

Total comprehensive income/(loss)			1,704,947	(153,011)

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
Items	Note	Six months ended 30 June
		2015 (UNAUDITED)	2014 (UNAUDITED)
Cash flows from operating activities
Cash received from sale of goods or rendering of services		46,893,886	60,118,351
Refund of taxes and surcharges		26,203	8,744
Cash received relating to other operating activities	4(47)	6,713	12,749

Sub-total of cash inflows		46,926,802	60,139,844

Cash paid for goods and services		(34,564,026)	(51,692,730)
Cash paid to and on behalf of employees		(1,221,286)	(1,315,129)
Payments of taxes and surcharges		(8,942,004)	(6,010,938)
Cash paid relating to other operating activities	4(47)	(275,247)	(284,599)

Sub-total of cash outflows		(45,002,563)	(59,303,396)

Net cash flows generated from operating activities	4(48)	1,924,239	836,448

Cash flows from investing activities
Cash received from entrusted lendings		30,000	30,000
Cash received from returns on investments		38,487	24,547
Net cash received from disposal of fixed assets		4,417	5,189
Cash received relating to other investing activities	4(47)	23,454	34,426

Sub-total of cash inflows		96,358	94,162

Cash paid to acquire fixed assets and other long-term assets		(313,246)	(418,272)
Cash payment of entrusted lendings		(42,000)	(38,000)
Investment in an associate		—	(11,541)

Sub-total of cash outflows		(355,246)	(467,813)

Net cash flows used in investing activities		(258,888)	(373,651)

CONSOLIDATED CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
Items	Note	Six months ended 30 June
		2015 (UNAUDITED)	2014 (UNAUDITED)
Cash flows from financing activities
Cash received from borrowings		20,725,975	26,442,894

Sub-total of cash inflows		20,725,975	26,442,894

Cash repayments of borrowings		(22,214,676)	(26,512,307)
Cash paid for distribution of dividends or profits and interest expenses		(154,809)	(204,566)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		(7,192)	(4,129)

Sub-total of cash outflows		(22,369,485)	(26,716,873)

Net cash flows (used in)/ generated from financing activities		(1,643,510)	(273,979)

Effect of foreign exchange rate changes on cash and cash equivalents		22	105

Net increase in cash and cash equivalents		21,863	188,923
Add: Cash and cash equivalents at the beginning of the period	4(1)	279,198	133,256

Cash and cash equivalents at the end of the period	4(1)	301,061	322,179

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
Items	Note	Six months ended 30 June
		2015 (UNAUDITED)	2014 (UNAUDITED)
Cash flows from operating activities
Cash received from sale of goods or rendering of services		38,627,647	51,488,974
Refund of taxes and surcharges		—	492
Cash received relating to other operating activities		5,495	12,048

Sub-total of cash inflows		38,633,142	51,501,514

Cash paid for goods and services		(26,437,199)	(43,299,776)
Cash paid to and on behalf of employees		(1,143,494)	(1,232,856)
Payments of taxes and surcharges		(8,884,167)	(5,980,078)
Cash paid relating to other operating activities		(186,347)	(512,380)

Sub-total of cash outflows		(36,651,207)	(51,025,090)

Net cash flows generated from operating activities	14(7)	1,981,935	476,424

Cash flows from investing activities
Cash received from entrusted lendings		—	—
Cash received from returns on investments		19,372	8,079
Net cash received from disposal of fixed assets		4,294	5,173
Cash received relating to other investing activities		16,592	32,315

Sub-total of cash inflows		40,258	45,567

Cash paid to acquire fixed assets and other long-term assets		(314,223)	(418,095)
Cash payment of entrusted lendings		—	—
Investment in an associate		—	(11,541)

Sub-total of cash outflows		(314,223)	(429,636)

Net cash flows used in investing activities		(273,965)	(384,069)

CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Six months ended 30 June
Items	Note	2015 (UNAUDITED)	2014 (UNAUDITED)
Cash flows from financing activities
Cash received from borrowings		21,081,005	26,795,894

Sub-total of cash inflows		21,081,005	26,795,894

Cash repayments of borrowings		(22,583,166)	(26,499,797)
Cash paid for distribution of dividends or profits and interest expenses		(152,665)	(198,497)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		—	—

Sub-total of cash outflows		(22,735,831)	(26,698,294)

Net cash flows (used in)/ generated from financing activities		(1,654,826)	97,600

Effect of foreign exchange rate changes on cash and cash equivalents		6	9

Net increase in cash and cash equivalents		53,150	189,964
Add: Cash and cash equivalents at the beginning of the period		186,348	78,448

Cash and cash equivalents at the end of the period		239,498	268,412

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Attributable to equity shareholders of the Company						Total shareholders’ equity
Items	Note	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Non-controlling interests
Balance at 1 January 2014		10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679

Movements for the six months ended 30 June 2014 (unaudited)

Total comprehensive income

Net (loss)/profit for the period		—	—	—	—	(164,911)	3,006	(161,905)
Profit distribution
Distribution to the shareholders	4(33)	—	—	—	—	(540,000)	(4,129)	(544,129)
Specific reserve
Accrued	4(31)	—	—	83,900	—	—	—	83,900
Utilised	4(31)	—	—	(56,977)	—	—	—	(56,977)
Balance at 30 June 2014 (unaudited)		10,800,000	493,922	32,755	4,173,831	1,653,121	257,939	17,411,568

Balance at 1 January 2015		10,800,000	493,922	1,265	4,173,831	1,101,605	271,395	16,842,018

Movements for the six months ended 30 June 2015 (unaudited)

Total comprehensive income

Net profit for the period		—	—	—	—	1,731,166	17,294	1,748,460
Employees share option scheme	4(30)	—	11,901	—	—	—	—	11,901
Profit distribution
Distribution to the shareholders	4(33)	—	—	—	—	—	(10,459)	(10,459)
Specific reserve
Accrued	4(31)	—	—	72,925	—	—	—	72,925
Utilised	4(31)	—	—	(47,597)	—	—	—	(47,597)
Balance at 30 June 2015 (unaudited)		10,800,000	505,823	26,593	4,173,831	2,832,771	278,230	18,617,248

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2015

	(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
Items	Note	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2014		10,800,000	493,922	—	4,173,831	2,128,507	17,596,260

Movements for the six months ended 30 June 2014 (unaudited)

Total comprehensive income

Net loss for the period		—	—	—	—	(153,011)	(153,011)
Profit distribution
Distribution to the shareholders		—	—	—	—	(540,000)	(540,000)
Specific reserve
Accrued		—	—	81,700	—	—	81,700
Utilised		—	—	(55,044)	—	—	(55,044)
Balance at 30 June 2014 (unaudited)		10,800,000	493,922	26,656	4,173,831	1,435,496	16,929,905

Balance at 1 January 2015		10,800,000	493,922	—	4,173,831	938,823	16,406,576

Movements for the six months ended 30 June 2015 (unaudited)

Total comprehensive income

Net profit for the period		—	—	—	—	1,704,947	1,704,947
Employees share option scheme		—	11,901	—	—	—	11,901
Specific reserve
Accrued		—	—	69,960	—	—	69,960
Utilised		—	—	(46,108)	—	—	(46,108)
Balance at 30 June 2015 (unaudited)		10,800,000	505,823	23,852	4,173,831	2,643,770	18,147,276

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. Shanghai Petrochemical Complex was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) in the establishment.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp..

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000. Sinopec Corp. became the largest shareholder of the Company.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp. , offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013 (“the circulation date”), aggregating 360,000,000 A shares. From 20 August 2013, all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of the Company’s total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within six months after the circulation date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information (continued)

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividends for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders’ meeting and H share class shareholders’ meeting on 22 Oct 2013, respectively. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong Tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 12 March 2014. As at 30 June 2015, the total share capital of the Company were 10,800,000 thousands.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5 “Interests in other entities”.

These financial statements were authorised for issue by the Company’s Board of Directors on 27 August 2015.

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision method for receivables (Note 2(10)), provision for decline in the value of inventories (Note 2(11)), depreciation of fixed assets (Note 2(14)), impairment of long-term assets (Note 2(19)), share-based payments (Note 2(23)), revenue recognition (Note 2(25)) and income tax (Note 2(27)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimates are listed in Note 2(31).

(1)	Basis of preparation

The financial statements have been prepared in accordance with the Basic Standard and each specific standards of the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006 and subsequent period, and relevant regulations issued thereafter (hereafter referred to as “the Accounting Standard for Business Enterprises” or “CAS”) and disclosure requirements in the Preparation Convention of Information Disclosure by Companies Offering Securities to the Public No.15 - General Provisions on Financial Reporting issued by the China Securities Regulatory Commission.

The financial statements are prepared on a going concern basis.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the six months ended 30 June 2015 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 30 June 2015 and the operating results, cash flows and other information for the period then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December. The financial statements cover period from 1 January 2015 to 30 June 2015.

(4)	Recording currency

The recording currency is Renminbi (RMB).

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from the combination and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ equity and the portion of a subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to Company are recognised as non-controlling interests and presented separately in the consolidated financial statements under equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealised profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealised profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealised profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(9)	Financial Instruments

(a)	Financial Assets

(i)	Classification of financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(i)	Classification of financial assets (continued)

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(ii)	Recognition and measurement (continued)

Gains or losses arising from change in the fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current period.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment loss is provided for.

Objective evidence indicating impairment of financial assets refers to the matter that actually occurs after the initial recognition of financial assets, it will affect estimated future cash flows of financial assets, and its impact can be reliably measured.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iii)	Impairment of financial assets (continued)

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognised if the fair value of investments in equity instruments is less than 50% (50% inclusive) of its initial investment cost or in the case that the fair value has been less than the initial investment cost for more than one year (one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets measured at fair value, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the previously recognised impairment loss is reversed and recognised in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

If an impairment loss on an available-for-sale financial asset measured at cost incurs, the amount of loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. The previously recognised impairment loss will not be reversed in subsequent periods.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iv)	Derecognition of financial assets

A financial asset is derecognised when any of the below criteria is met: (i) the contractual rights to receive the cash flows from the financial asset expire; (ii) the financial asset has been transferred and the Group transfers substantially all the risks and rewards of ownership of the financial asset to the transferee; or (iii) the financial asset has been transferred and the Group has not retained control of the financial asset, although the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and the cumulative changes in fair value that had been recognised directly in equity, is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into two categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. The financial liabilities of the Group mainly comprise other financial liabilities, including payables, borrowings.

Payables comprise accounts payables, notes payable and other payables and are recognised at fair value at initial recognition. Payables are measured at amortised cost using the effective interest method.

Borrowings and debentures payable are recognised initially at fair value, net of transaction costs incurred, and subsequently measured at amortised cost using the effective interest method.

Other financial liabilities with maturities no more than one year are classified as current liabilities. Other financial liabilities with maturities over one year but are due within one year at the balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished and the consideration paid, shall be recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information. When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

(10)	Receivables

Receivables comprise accounts receivable and other receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables with amounts that are individually significant and subject to separate assessment for provision for bad debts

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for impairment of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB 10,000 thousands.

The method of providing for bad debts for those individually significant amounts is as follows: the amount of the present value of the future cash flows expected to be derived from the receivable below its carrying amount.

(b)	Receivables that are subject to provision for bad debts on the grouping basis

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables (continued)

(b)	Receivables that are subject to provision for bad debts on the grouping basis (continued)

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics
Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision

Methods of determining provision for bad debts by groupings are as follows:

Group Name	Method for provision
Group 1	Ageing analysis method
Group 2	Percentage of bad debt provision is 0%

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of accounts receivable	Provisions as a percentage of other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

The reason for making separate assessment for provision for bad debts is that there exists objective evidence that the Group will not be able to collect the amount under the original terms of the receivable.

The provision for bad debts is determined based on the amount of the present value of the future cash flows expected to be derived from the receivable below its carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low-value consumables are expensed upon issuance.

(12)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associate is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments (continued)

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Determination of investment cost

For long-term equity investments acquired through a business combination: for long-term equity investments acquired through a business combination involving enterprises under common control, the investment cost shall be the absorbing party’s share of the carrying amount of owners’ equity of the party being absorbed at the combination date; for long-term equity investment acquired through a business combination involving enterprises not under common control, the investment cost shall be the combination cost.

For long-term equity investments acquired not through a business combination: for long-term equity investment acquired by payment in cash, the initial investment cost shall be the purchase price actually paid; for long-term equity investments acquired by issuing equity securities, the initial investment cost shall be the fair value of the equity securities issued.

(b)	Subsequent measurement and recognition of related profit and loss

For long-term equity investments accounted for using the cost method, they are measured at the initial investment costs, and cash dividends or profit distribution declared by the investees are recognised as investment income in profit or loss.

For long-term equity investments accounted for using the equity method, where the initial investment cost of a long-term equity investment exceeds the Group’s share of the fair value of the investee’s identifiable net assets at the acquisition date, the long-term equity investment is measured at the initial investment cost; where the initial investment cost is less than the Group’s share of the fair value of the investee’s identifiable net assets at the acquisition date, the difference is included in profit or loss and the cost of the long-term equity investment is adjusted upwards accordingly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments (continued)

(b)	Subsequent measurement and recognition of related profit and loss (continued)

For long-term equity investments accounted for using the equity method, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of the net losses of an investee after the carrying amounts of the long-term equity investment together with any long-term interests that in substance form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in owners’ equity of the investee other than those arising from its net profit or loss, other comprehensive income and profit distribution, the carrying amount of long-term equity investment is adjusted and recorded into capital surplus. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gains or losses are recognised. Any losses resulting from transactions between the Group and its investees attributable to asset impairment losses are not eliminated.

(c)	Basis for determining existence of control, joint control or significant influence over investees

Control refers to that the investor has the power to govern the investee, gains variable returns through participating in relevant activities of the investee, and has the ability to influence its return amounts by using its power over the investee.

Joint control is the relevant contractually agreed sharing of control over an arrangement, and the relevant activities of the arrangement are subject to the unanimous consent of the Group and other participants who share the control.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

(d)	Impairment of long-term equity investments

The carrying amounts of long-term equity investments in subsidiaries, joint ventures and associates are reduced to the recoverable amounts when the recoverable amounts are below their carrying amounts (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer. The carrying amount before is deemed as the entry value after at the time of the transfer.

The investment property’s estimated useful life, net residual value and depreciation method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

The carrying amount of an investment property is reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets

(a)	Recoginition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles and other equipment, etc.

Fixed assets are recognised when it is probable that the related economic benefits will flow to the Group and the costs can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the acquisition date. The fixed assets contributed by the State shareholders at the reorganisation of the Company into a corporation entity are recognised based on the revaluated amounts approved by the state-owned assets administration department.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation methods of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)	The carrying amount of a fixed asset is reduced to the recoverable amount when the recoverable amount is below the carrying amount (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets (continued)

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. The carrying amount of construction in progress is reduced to the recoverable amount when the recoverable amount is below the carrying amount (Note 2 (19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a fixed asset qualifying for capitalisation, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest income earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a fixed asset qualifying for capitalisation, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which the estimated future cash flows during the period of expected duration of the borrowings or applicable shorter period are discounted to the initial amount of the borrowings.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets contributed by the State shareholders at the reorganisation of the Company into a corporation are recognised based on the revaluated amounts as approved by the state-owned assets administration department.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection period of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is planned expenditure on the investigation, evaluation and selection phase incurred for research and development and is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is expenditure on the relevant design and testing phase for the ultimate application of research and development projects is capitalised only if all of the following conditions are satisfied:

•	the research and development project has been adequately verified by technical team;

•	management has approved the budget of the research and development project;

•	there is research analysis of early-stage market survey which illustrates that products manufactured from research and development have marketability;

•	there’s enough technical and financial support to carry out research and development activities and subsequent large-scale production; and

•	the expenditure for research and development can be reliably collected.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets (continued)

(d)	Research and development (continued)

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

The carrying amount of intangible assets is reduced to the recoverable amount when the recoverable amount is below the carrying amount (Note 2 (19)).

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortised on a straight-line method within 2 to 5 years.

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date; intangible assets which are not ready for their intended use should be tested for impairment at least on an annual basis, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Safety production costs

According to the Decision of the State Council on Further Strengthening the Work of Production Safety (Guofa No. 2 2004), Notice on Shanghai Municipal Government to Implement the State Council on Further Strengthening Corporate Safety Work (Hufufa No.35 2010) and Safe Production Administrative Measures on Costs Extraction and Usage (Caiqi No.16 2012) issued by the Ministry of Finance and State Administration of Work Safety on February 2012, the Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss for the current period, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(21)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefits and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance, both of which belong to the defined contribution plans.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Employee benefits (continued)

(b)	(continued)

Basic pensions

Employees of the Group participate in the defined basic pension insurance plan set up and administered by local labour and social protection authorities. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

1.	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

2.	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

The termination benefits expected to be paid within one year since the balance sheet date are classified as current liabilities.

(22)	Dividend distribution

Cash dividend is recognised as a liability for the period in which the dividend is approved by the shareholders’ meeting.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Share-based payments

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

(24)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(25)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognises revenue when goods are sent to designated place and confirmed receipt by customers according to the terms of contract.

(b)	Rendering of services

The Group provides service to external parties. The related revenue is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

(c)	Transfer of asset use rights

Interest income is determined by using the effective interest method, based on the length of time for which the Group’s cash is used by others.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Government grants

Government grants are transfers of monetary or non-monetary assets from the government to the Group at nil consideration, including refund of taxes and financial subsidies, etc.

A government grant is recognised when the conditions attached to it can be complied with and the government grant can be received. For a government grant in the form of transfer of monetary assets, the grant is measured at the amount received or receivable. For a government grant in the form of transfer of non-monetary assets, it is measured at fair value; if the fair value is not reliably determinable, the grant is measured at nominal amount.

Government grants related to assets are grants that are acquired by an enterprise and used for construction or forming long-term assets in other ways. All other government grants are government grants related to income.

A government subsidy related to an asset is recognised as deferred income, and evenly amortised to profit or loss over the useful life of the related asset. Government grants measured at nominal amounts are recognised immediately in profit or loss for the current period.

For government grants related to income, where the grant is a compensation for related expenses or losses to be incurred by the Group in the subsequent periods, the grant is recognised as deferred income, and included in profit or loss over the periods in which the related costs are recognised; where the grant is a compensation for related expenses or losses already incurred by the Group, the grant is recognised immediately in profit or loss for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and,

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(28)	Leases

A lease that in substance transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals (but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenue and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

(31)	Significant accounting policies and accounting estimates

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

At the end of each year, the Group shall review the estimated useful life, expected residual value of the fixed assets and make adjustment accordingly if necessary.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Critical accounting estimates and judgments (continued)

(iii)	Impairment for bad debts

Management estimates impairment losses for bad debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If a change in the estimated recoverable amount, impairment losses would be adjusted.

(iv)	Provision for declines in the value of inventories

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(v)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised on 30 June 2015, the Group would need to generate future taxable income of at least RMB 1,753 million, of which RMB 476 million is required to be generated by 2017 and additional RMB 864 million is required to be generated by 2019, prior to the expiration of the unused tax losses generated in 2012. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value-added tax (“VAT”) (a)	Taxable value-added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of the current period)	6%, 11%, 13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB 1,943 to RMB 2,110 per ton; diesel oil: RMB 1,294 to RMB 1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)	Pursuant to the Circular on the Pilot Plan for Levying VAT in Place of Business Tax (Caishui No.110, 2011) and the Circular on the Pilot Practice of Levying VAT in Place of Business Tax for the Transportation Industry and Some Modern Service Industries in Shanghai (Caishui No.111, 2011) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from transportation industry, modern service industry, tangible asset leasing, port service and warehousing service are subject to VAT since 1 January 2012, the applicable tax rate of revenue from tangible assets leasing is 17%, revenue from transportation industry is 11%, and revenue from modern service, port service and warehousing service income is 6%.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2015 (unaudited)	31 December 2014
Cash on hand	14	14
Cash at bank	298,554	277,056
Other monetary funds	2,493	2,128
	301,061	279,198

(2)	Notes receivable

	30 June 2015 (unaudited)	31 December 2014
Trade acceptance notes	8,873	7,065
Bank acceptance notes	1,428,874	1,365,212
	1,437,747	1,372,277

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were transferred to accounts receivable due to non-performance of the issuers for the six months ended 30 June 2015 (unaudited).

(a)	As at 30 June 2015, the Group has no bank acceptance notes which are pledged for the issuance of letters of credit (unaudited) (31 December 2014: RMB 80,669 thousands).

(b)	As at 30 June 2015, the Group’s endorsed or discounted notes receivable which are still undue are as follows (unaudited):

	Derecognised	Not derecognised
Bank acceptance notes	1,278,861	—

(3)	Dividends receivable

	30 June 2015 (unaudited)	31 December 2014
BOC-SPC Gases Company Limited	—	19,372

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable

	30 June 2015 (unaudited)	31 December 2014
Amounts due from related parties (Note 7(6))	1,050,331	997,238
Amounts due from third parties	923,045	630,931
	1,973,376	1,628,169
Less: Provision for bad debts	(26)	(48)
	1,973,350	1,628,121

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2015 (unaudited)	31 December 2014
Within one year	1,973,313	1,628,093
Over one year but within two years	51	36
Over two years but within three years	4	8
Over three years	8	32
	1,973,376	1,628,169
Less: Provision for bad debts	(26)	(48)
	1,973,350	1,628,121

(b)	Accounts receivable by categories are analysed as follows:

	30 June 2015 (unaudited)				31 December 2014
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	923,045	46.77	26	—	630,931	38.75	48	0.01
-group 2	1,050,331	53.23	—	—	997,238	61.25	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	1,973,376	100.00	26	—	1,628,169	100.00	48	—

Classification of accounts receivable: refer to Note 2(10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(c)	Subject to provision by Group 1 are as follows:

	30 June 2015 (unaudited)			31 December 2014
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	922,982	—	—	630,855	—	—
Over one year but within two years	51	16	30.00	36	11	30.00
Over two years but within three years	4	2	60.00	8	5	60.00
Over three years	8	8	100.00	32	32	100.00
	923,045	26	—	630,931	48	—

There are no collateral over the above accounts receivable with provision for bad debts.

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	During the period, the Group had accrued provision for bad debts in prior years, but accounts receivable collected in this period was RMB 28 thousands (unaudited) (31 December 2014: Nil).

(f)	There are no significant accounts receivable that are written off during the current period.

(g)	As at 30 June 2015, the top five accounts receivable by borrowers are summarised as follows:

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total top five accounts receivable	1,206,269	—	61.13%

(h)	Accounts receivable derecognised due to the transfer of financial assets this period amounted to RMB 382,109 thousands (unaudited) (for the six months ended 30 June 2014: RMB 135,507 thousands (unaudited)), the relating amount recorded in financial expenses was RMB 433 thousands (unaudited) (for the six months ended 30 June 2014: RMB 1,437 thousands (unaudited)).

(i)	As at 30 June 2015, the Group had no accounts receivable which are pledged for the issuance of letters of credit (31 December 2014: RMB 76,711 thousands).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables

	30 June 2015 (unaudited)	31 December 2014
Amounts due from related parties (Note 7(6))	9,769	2,800
Receivables from the third parties	30,511	50,179
	40,280	52,979
Less: Provision for bad debts	(1,940)	(1,208)
	38,340	51,771

(a)	The ageing of other receivables is analysed as follows:

	30 June 2015 (unaudited)	31 December 2014
Within one year	39,009	51,703
Over one year but within two years	—	—
Over two years but within three years	168	168
Over three years	1,103	1,108
	40,280	52,979
Less: Provision for bad debts	(1,940)	(1,208)
	38,340	51,771

(b)	Other receivables by categories are analysed as follows:

	30 June 2015 (unaudited)				31 December 2014
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	29,774	73.92	1,203	4.04	50,179	94.71	1,208	2.41
-group 2	9,769	24.25	—	—	2,800	5.29	—	—
Individually insignificant but subject to separate provision	737	1.83	737	100.00	—	—	—	—
	40,280	100.00	1,940	—	52,979	100.00	1,208	—

Classification of other receivable: refer to Note 2(10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows:

	30 June 2015 (unaudited)			31 December 2014
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	28,503	—	—	48,903	—	—
Over one year but within two years	—	—	30.00	—	—	30.00
Over two years but within three years	168	100	60.00	168	100	60.00
Over three years	1,103	1,103	100.00	1,108	1,108	100.00
	29,774	1,203	—	50,179	1,208	—

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and fully accrued provision for bad debts for individual other receivables with amount of RMB 737 thousands (unaudited) (31 December 2014: Nil).

(e)	During the period, the Group had accrued provision for bad debts in prior years, but other receivables collected in this period was RMB 5 thousands (unaudited) (31 December 2014: Nil).

(f)	There are no significant other receivables that are written off during the current period.

(g)	As at 30 June 2015, the top five other receivables are as follows (unaudited):

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jinshan Customs	Export tax refund	15,580	Within one year	38.68%	—
BOC-SPC Gases Company Limited (“BOC-SPC”)	Business transaction	6,662	Within one year	16.54%	—
Sinopec Huadong Sales Company Limited	Deposit	1,311	Within one year	3.25%	—
Shanghai Railway Station HangZhou Depot (North)	Deposit	1,123	Within one year	2.79%	—
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	Business transaction	868	Within one year	2.15%	—
		25,544		63.41%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(6)	Advances to suppliers

	30 June 2015 (unaudited)	31 December 2014
Amounts advance to related parties (Note 7(6))	27,076	28,447
Amounts advance to third parties	38,065	2,651
	65,141	31,098

(a)	The ageing of advances to suppliers is analysed as follows:

	30 June 2015 (unaudited)		31 December 2014
	Amount	% of total balance	Amount	% of total balance
Within one year	65,141	100%	31,098	100%

(b)	As at 30 June 2015, the top five advances to suppliers are summarised as follows (unaudited):

	Amount	Percentage of total advances to suppliers (%)
Total top five advances to suppliers	59,062	90.67%

(7)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2015 (unaudited)			31 December 2014
	Gross carrying amount	Provision for declines in the value of inventories	Carrying amount	Gross carrying amount	Provision for declines in the value of inventories	Carrying amount
Raw materials	3,508,010	1,873	3,506,137	3,385,898	50,625	3,335,273
Work in progress	1,051,197	29,270	1,021,927	1,541,624	87,714	1,453,910
Finished goods	983,715	30,419	953,296	902,807	80,166	822,641
Spare parts and consumables	351,341	47,428	303,913	395,145	76,266	318,879
	5,894,263	108,990	5,785,273	6,225,474	294,771	5,930,703

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(7)	Inventories (continued)

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2014	Increases	Decreases		30 June 2015 (unaudited)
			Reversal	Sold/write-off
Raw materials	50,625	—	—	48,752	1,873
Work in progress	87,714	—	—	58,444	29,270
Finished goods	80,166	10,700	—	60,447	30,419
Spare parts and consumables	76,266	—	—	28,838	47,428
	294,771	10,700	—	196,481	108,990

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Reason for reversal/sold/ write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.	Sold in current period
Work in progress	Same as above	Sold in current period
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale and related taxes.	Sold in current period
Spare parts and consumables	Same as above	Disposal in current period

(8)	Other current assets

	30 June 2015 (unaudited)	31 December 2014
Entrusted lendings due within one year	94,000	82,000
Catalyst - the current part (Note 4 (14))	74,653	85,458
VAT deductible	73,758	30,341
	242,411	197,799

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments

	30 June 2015 (unaudited)	31 December 2014
Joint ventures (a)	226,222	216,128
Associates (b)	3,192,778	2,890,134
	3,419,000	3,106,262
Less: Provision for impairment of long-term equity investment	—	—
	3,419,000	3,106,262

There are no significant restrictions over the realisation of the Group’s long-term equity investment.

(a)	Joint ventures

	31 December 2014	Current period movement				30 June 2015 (unaudited)	Impairment provision
		Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared	Impairment provided in current period
Joint ventures of subsidiaries
Shanghai Jinpu Plastic Packing Materials Company Limited (“Jinpu”)	52,088	—	(5,601)	—	—	46,487	—
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	52,217	—	753	(650)	—	52,320	—
BOC-SPC	111,823	—	15,592	—	—	127,415	—
	216,128	—	10,744	(650)	—	226,222	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments (continued)

(b)	Associates

	31 December 2014	Current period movement				30 June 2015 (unaudited)	Impairment provision
		Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared	Impairment provided in current period
Associates of the Company
Shanghai Secco	1,497,706	—	271,371	—	—	1,769,077	—
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry Park”)	1,213,264	—	40,741	—	—	1,254,005	—

Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	82,458	—	2,324	(2,926)	—	81,856	—
Shanghai Azbil Automation
Company Limited (“Azbil”)	48,723	—	3,670	(12,000)	—	40,393	—
Others	47,983	—	3,003	(3,539)	—	47,447	—
	2,890,134	—	321,109	(18,465)	—	3,192,778	—

(10)	Investment properties

Buildings
Cost
31 December 2014	552,534
Transfer from fixed assets (Note 4(11))	4,349
30 June 2015 (unaudited)	556,883

Accumulated depreciation
31 December 2014	(136,692)
Transfer from fixed assets (Note 4(11))	(1,072)
Depreciation charged in current period	(6,769)
30 June 2015 (unaudited)	(144,533)

Carrying amount
30 June 2015 (unaudited)	412,350
31 December 2014	415,842

For the six months ended 30 June 2015, depreciation charges amounted to RMB 6,769 thousands (unaudited) (for the six months ended 30 June 2014: RMB 6,725 thousands (unaudited)), without impairment provided (unaudited) (for the six months ended 30 June 2014: Nil (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2014	3,759,524	40,763,696	1,931,791	46,455,011
Reclassification in current period	41,554	(46,517)	4,963	—
Increase in current period	—	19,174	6,261	25,435
Transfer from construction in progress (Note 4(12))	314	144,003	957	145,274
Decrease in current period	(69)	(120,323)	(43,190)	(163,582)
Transfer to investment property (Note 4(10))	(4,349)	—	—	(4,349)
30 June 2015 (unaudited)	3,796,974	40,760,033	1,900,782	46,457,789

Accumulated depreciation
31 December 2014	2,109,540	26,299,761	1,507,265	29,916,566
Reclassification in current period	(1,480)	1,507	(27)	—
Current period charges	50,936	820,260	31,531	902,727
Decrease in current period	(67)	(108,114)	(41,896)	(150,077)
Transfer to investment property (Note 4(10))	(1,072)	—	—	(1,072)
30 June 2015 (unaudited)	2,157,857	27,013,414	1,496,873	30,668,144

Impairment provision
31 December 2014	279,099	593,348	54,072	926,519
Reclassification in current period	—	—	—	—
Current period charges	—	50,001	—	50,001
Decrease in current period	—	(1,161)	—	(1,161)
30 June 2015 (unaudited)	279,099	642,188	54,072	975,359

Carrying amount
30 June 2015 (unaudited)	1,360,018	13,104,431	349,837	14,814,286
31 December 2014	1,370,885	13,870,587	370,454	15,611,926

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets (continued)

For the sixth months ended 30 June 2015, the depreciation expenses amounted to RMB 902,727 thousands (unaudited) (for the sixth months ended 30 June 2014: RMB 992,413 thousands (unaudited)), of which RMB 861,461 thousands (unaudited), RMB 38 thousands (unaudited) and RMB 41,228 thousands (unaudited) (for the sixth months ended 30 June 2014: RMB 943,764 thousands (unaudited), RMB 38 thousands (unaudited) and RMB 48,611 thousands (unaudited)) were charged in cost of sales, selling and distribution expenses and general and administrative expenses respectively.

The amount of fixed assets transferred from construction in progress was RMB 145,274 thousands (unaudited) (for the sixth months ended 30 June 2014: RMB 61,002 thousands (unaudited)).

As at 30 June 2015 (unaudited) and 31 December 2014, the Group had no pledged fixed assets.

(12)	Construction in progress

	30 June 2015 (unaudited)			31 December 2014
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	537,334	(10,175)	527,159	553,053	(10,175)	542,878

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

Project name	Budget	31 December 2014	Increase in current period	Transferred to fixed assets in current period (Note 4(11))	Impairment provided in current period	30 June 2015 (unaudited)	Percentage of actual cost to budget (%)	Project progress (%)	Source of funds
100,000 tons/year EVA plant	1,131,520	42,723	16,188	—	—	58,911	5.21%	5.21%	Equity funds and borrowings
1 # ~ 5# and 7# boiler desulphurisation project of Thermoelectricity Department	164,050	10,751	29,967	—	—	40,718	24.82%	24.82%	Equity funds and borrowings
Upgrading sewage effluent project of Sinopec Shanghai Petrochemical	134,300	55,050	5,817	—	—	60,867	45.32%	45.32%	Equity funds and borrowings
Chemical Terminal 4 # 5 # berth expansion	81,590	59,885	—	(59,885)	—	—	73.40%	73.40%	Equity funds and borrowings
Sinopec Shanghai Petrochemical synthetic fibre processing application center	43,000	—	5,405	—	—	5,405	12.57%	12.57%	Equity funds
Asphalt storage and blending system improvement project of Sinopec Shanghai Petrochemical	23,000	8,873	9	—	—	8,882	38.62%	38.62%	Equity funds
2 oxidation combined unit exhaust system risk management	17,160	9,841	2,174	—	—	12,015	70.02%	70.02%	Equity funds
Unit 2 # boiler fuel optimisation and denitration transformation of Thermoelectricity Department	14,000	11,064	—	(11,064)	—	—	79.03%	79.03%	Equity funds
T246 storage tank reconstruction project of Storage and Transportation Department	8,777	6,186	527	—	—	6,713	76.48%	76.48%	Equity funds
Oil-containing cesspool waste gas treatment of Refining Department	8,411	6,725	196	—	—	6,921	82.29%	82.29%	Equity funds
Other Business Unit Minor Project	—	331,780	69,272	(74,325)	—	326,727			Equity funds
		542,878	129,555	(145,274)	—	527,159

For the sixth months ended 30 June 2015, the Group has capitalised borrowing costs amounting to RMB 1,609 thousands (unaudited) (for the sixth months ended 30 June 2014: Nil (unaudited)) on qualifying assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
30 June 2015 (unaudited) and 31 December 2014	708,972	95,370	804,342

Accumulated amortization
31 December 2014	300,087	63,115	363,202
Charge in current period	7,343	1,461	8,804
30 June 2015 (unaudited)	307,430	64,576	372,006

Carrying amount
30 June 2015 (unaudited)	401,542	30,794	432,336
31 December 2014	408,885	32,255	441,140

For the six months ended 30 June 2015, amortisation expenses of intangible assets amounted to RMB 8,804 thousands (unaudited) (for the six months ended 30 June 2014: RMB 8,804 thousands (unaudited)).

(14)	Long-term prepaid expenses

	31 December 2014	Increase in current period	Amortisation in current period	Other decrease in current period (Note 4(8))	30 June 2015 (unaudited)
Catalysts	586,171	92,581	(164,706)	(74,653)	439,393
Leaseholding improvements	14,603	—	(862)	—	13,741
Others	1,677	—	(243)	—	1,434
	602,451	92,581	(165,811)	(74,653)	454,568

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2015 (unaudited)		31 December 2014
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory provision	63,064	15,766	199,384	49,846
Provision for impairment of fixed assets and depreciation difference	220,328	55,082	204,698	51,174
Provision for impairment of construction in progress	10,175	2,544	10,175	2,544
Investment with fixed assets and sales of fixed assets to a joint ventures	21,019	5,255	22,770	5,693
Employee benefits payable	99,010	24,753	38,849	9,712
Employees share option scheme	11,901	2,975	—	—
Other deferred tax assets	16,524	4,131	16,524	4,131
Deductible tax losses	1,351,180	337,795	3,214,237	803,559
	1,793,201	448,301	3,706,637	926,659
Including:
To be recovered within 12 months (inclusive)		391,838		449,980
To be recovered over 12 months		56,463		476,679
		448,301		926,659

(b)	Deferred tax liabilities before offsetting

	30 June 2015 (unaudited)		31 December 2014
	Taxable temporary differences	Deferre Tax liabilities	Taxable temporary differences	Deferre Tax liabilities
Capitalized borrowing costs	(40,580)	(10,145)	(46,358)	(11,590)
Including:
To be recovered within 12 months (inclusive)		(2,889)		(2,889)
To be recovered over 12 months		(7,256)		(8,701)
		(10,145)		(11,590)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2015 (unaudited)	31 December 2014
Deductible temporary differences	480,472	530,061
Deductible losses	386,670	353,952
	867,142	884,013

As accounting policies stated in Note 2(27), and it is not probable that future taxable income against which the losses can be utilised will be available in a subsidiary of the Company, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”), the Group’s deductible temporary differences are mainly impairment loss on fixed assets of RMB 432,579 thousands (unaudited) (31 December 2014: RMB 432,579 thousands), and provision for decline in value of inventories of RMB 46,190 thousands (unaudited) (31 December 2014: RMB 46,190 thousands) provided for the subsidiary.

As accounting policies stated in Note 2(27), the Group has not recognised deferred tax assets in respect of Jinyong’s accumulated losses of RMB 202,788 thousands (unaudited) (31 December 2014: RMB 187,599 thousands), Shanghai Petrochemical Investment Development Company Limited (“Toufa”)’s accumulated losses of RMB 90,507 thousands (unaudited) (31 December 2014: RMB 88,034 thousands), Shanghai Golden Conti Petrochemical Company Limited (“Jindi”)’s accumulated losses of RMB 58,776 thousands (unaudited) (31 December 2014: 47,061), and Jinshan Hotel’s accumulated losses of RMB 34,599 thousands (unaudited) (31 December 2014:RMB 31,258 thousands). As it is not probable that future taxable profit against which the losses can be utilised will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2015 to 2020.

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2015 (unaudited)	31 December 2014
2015	71,759	71,759
2016	79,526	79,526
2017	68,211	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	32,718	—
	386,670	353,952

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2015 (unaudited)		31 December 2014
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(10,145)	438,156	(11,590)	915,069
Deferred tax liabilities	10,145	—	11,590	—

(16)	Provision for assets impairment

	31 December 2014	Increase in current period	Decrease in current period		30 June 2015 (unaudited)
			Reversal	Sold/ disposal

Provision for bad debts	1,256	742	(32)	—	1,966
Including: Provision for bad debts of accounts receivable (Note 4(4))	48	5	(27)	—	26
Provision for bad debts of other receivables (Note 4(5))	1,208	737	(5)	—	1,940
Provision for declines in the value of inventories (Note 4(7))	294,771	10,700	—	(196,481)	108,990
Impairment provisions for fixed asset (Note 4(11))	926,519	50,001	—	(1,161)	975,359
Impairment provision for construction in progress (Note 4(12))	10,175	—	—	—	10,175
	1,232,721	61,443	(32)	(197,642)	1,096,490

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(17)	Short-term borrowings

Classification of short-term borrowings

	Currency	30 June 2015 (unaudited)	31 December 2014
Unsecured
- Bank borrowings	RMB	1,383,971	965,638
	EUR	1,258,033	424,979
	USD	—	1,617,578
- Borrowings from related party (Note 7(6))	RMB	270,000	1,070,000
		2,912,004	4,078,195

As at 30 June 2015, the weighted average interest rate of short-term borrowings is 0.80%-6.00% per annum (unaudited) (31 December 2014: 1.16%-6.00% per annum).

As at 30 June 2015, there are no short-term borrowings which are due but have not been repaid (unaudited) (31 December 2014: Nil).

(18)	Notes payable

	30 June 2015 (unaudited)	31 December 2014
Bank acceptance notes	93,724	11,714

(19)	Accounts payable

	30 June 2015 (unaudited)	31 December 2014
Related parties (Note 7(6))	2,539,196	3,003,576
Third parties	1,817,085	2,920,459
	4,356,281	5,924,035

As at 30 June 2015 (unaudited) and 31 December 2014, there are no individually significant accounts payable aged over one year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(20)	Advance from customers

	30 June 2015 (unaudited)	31 December 2014
Related parties (Note 7(6))	18,493	21,514
Third parties	397,912	591,059
	416,405	612,573

Advances from customers are mainly advances on sales.

As at 30 June 2015 (unaudited) and 31 December 2014, there are no advances from customers that are individually significant aged over one year (31 December 2013: Nil).

(21)	Employee benefits payable

	30 June 2015 (unaudited)	31 December 2014
Short-term employee benefits payable	118,735	20,255
Defined contribution plans payable	24,247	24,209
	142,982	44,464

(a)	Short-term employee benefits

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Wages and salaries, bonuses, allowances and subsidies	—	743,697	(644,687)	99,010
Staff welfare	—	146,977	(146,977)	—
Social insurances	12,553	91,775	(91,753)	12,575
Including: Medical insurance	10,936	72,574	(72,554)	10,956
Work injury insurance	538	3,337	(3,336)	539
Maternity insurance	1,079	6,568	(6,567)	1,080
Supplementary medical insurance	—	9,296	(9,296)	—
Housing funds	—	78,191	(78,191)	—
Compensation for lay-off	—	10,264	(10,264)	—
Others	7,701	64,699	(65,250)	7,150
	20,254	1,135,603	(1,037,122)	118,735

In accordance with the Group voluntary employee reduction plan, employee reduction expenses amounted to RMB 10,264 thousands for the sixth months ended 30 June 2015 (unaudited) (for the sixth months ended 30 June 2014: RMB 2,825 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

(b)	Defined contribution plans

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Basic pensions	22,598	138,003	(137,967)	22,634
Unemployment insurance	1,611	9,887	(9,885)	1,613
Supplemental basic pensions	—	36,312	(36,312)	—
	24,209	184,202	(184,164)	24,247

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the sixth months ended 30 June 2015, the Group’s contribution to the above two plans amounted to RMB 138,003 thousands (unaudited) and RMB 36,312 thousands (unaudited) respectively (for the sixth months ended 30 June 2014: RMB 137,258 thousands (unaudited) and RMB 36,396 thousands (unaudited) respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(22)	Taxes payable

	30 June 2015 (unaudited)	31 December 2014
Consumption tax payable	1,005,782	900,665
Value added tax payable	304,387	161,333
City maintenance and construction tax payable	91,876	74,381
Educational surcharge payable	65,599	53,131
Enterprise income tax payable	7,204	9,962
Land use tax payable	5,676	21,766
Housing property tax payable	4,759	17,999
Individual income tax payable	2,966	7,558
Business tax payable	1,298	844
Others	23,811	29,235
	1,513,358	1,276,874

(23)	Interest payable

	30 June 2015 (unaudited)	31 December 2014
Interest payable for short-term borrowings	2,736	7,316
Interests payable for current portion of long-term borrowings - RMB	1,167	—
Interests payable for current portion of long-term borrowings - USD	208	—
Interest payable for long-term borrowings with interest paid in instalments - RMB	30	1,283
Interest payable for long-term borrowings with interest paid in instalments - USD	—	438
	4,141	9,037

(24)	Dividends payable

	30 June 2015 (unaudited)	31 December 2014
A share dividends	19,300	19,406
Non-controlling shareholder dividends	3,267	—
	22,567	19,406

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(25)	Other payables

	30 June 2015 (unaudited)	31 December 2014
Related parties (Note 7(6))	40,638	15,787
Third parties	717,523	492,764
	758,161	508,551

(a)	As at 30 June 2015 (unaudited), there are no other payables that are individually significant aged over one year besides unpaid guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	30 June 2015 (unaudited)	31 December 2014
Equipment project and repair charges	447,669	223,061
Payable to related parties (Note 7 (6))	40,638	15,787
Guaranty deposit	39,759	47,799
Accrued expenses	34,963	37,917
Sales discount	21,930	31,533
Deposits	11,340	11,534
Social insurance withholding	10,602	10,421
Others	151,260	130,499
	758,161	508,551

(26)	Current portion of non-current liabilities

	Currency	30 June 2015 (unaudited)	31 December 2014
Current portion of non-current liabilities
- Unsecured	RMB	1,000,000	—
	USD	305,680	—
		1,305,680	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Deferred income

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Government grants	186,436	—	(5,000)	181,436

Government grants project	31 December 2014	Increase in current period	Recognised in non-operating income in current period	30 June 2015 (unaudited)	Related to assets/related to income
Investment subsidies for Chemical Industry	170,000	—	(5,000)	165,000	Related to assets
1# ethylene equipment demolition project	16,436	—	—	16,436	Related to income
	186,436	—	(5,000)	186,436

(28)	Long-term borrowings

	Currency	30 June 2015 (unaudited)	31 December 2014
Unsecured	RMB	1,017,270	1,020,780
- Bank borrowings	USD	305,680	611,900
		1,322,950	1,632,680
Less: Current portion of non-current liabilities (Note 4(26))	RMB	1,000,000	—
	USD	305,680	—
		17,270	1,632,680

As at 30 June 2015, the weighted average interest rate of long-term borrowings was 6.40% per annum (unaudited) (31 December 2014: from 1.84% to 6.40% per annum).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Share capital

	31 December 2014	Increase or decrease in current period					30 June 2015 (unaudited)
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal

Restricted Shares -
Domestic legal persons shares	4,920,000	—	—	—	—	—	4,920,000
Non-restricted Shares -
RMB ordinary A shares listed in PRC	2,385,000	—	—	—	—	—	2,385,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000
	10,800,000	—	—	—	—	—	10,800,000

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB 4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York, Shanghai and Shenzhen to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB 1 each at an issuing price of RMB 2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Share capital (continued)

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994, 15 September 1996 and 20 March 1997 accordingly.

Pursuant to the Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment) (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders’ meetings within six months after the circulation date.

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividends for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders’ meeting and H share class shareholders’ meeting on 22 Oct 2013, respectively. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 12 March 2014. As at 30 June 2015, the total share capital of the Company was RMB 10.8 billion.

Since the implementation of share segregation reform resolution on 20 August 2013, the Company’s non-circulating A shares had been granted circulating rights. As part of the restricted conditions, 540,000,000 A shares (equivalent to five percent of the total number of Sinopec Shanghai Petrochemical Company’s shares) held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had achieved circulation as at 30 June 2015.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Share capital (continued)

	31 December 2013	Current period movement					30 June 2014 (unaudited)
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal

Restricted shares -
Domestic legal persons shares	5,685,000	—	—	—	—	—	5,685,000

Non-restricted shares -
RMB ordinary A shares listed in PRC	1,620,000	—	—	—	—	—	1,620,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000
	10,800,000	—	—	—	—	—	10,800,000

(30)	Capital surplus

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payment recognised in shareholders’ equity(a)	—	11,901	—	11,901
Others	49,067	—	—	49,067
	493,922	11,901	—	505,823

	31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067
	493,922	—	—	493,922

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(30)	Capital surplus (continued)

(a)	Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousands share options granted to 214 participants. Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB 4.20 under vesting conditions.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted including the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 30 June 2015, no share option was exercised yet. (Expiry date: 6 January 2020)

As at 30 June 2015, the exercise date and exercise price of the share options are as below:

Vesting date	Exercise price	Outstanding shares
	(per share in RMB)
6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

The total fair value of share options at the grant date was RMB 65,412 thousands (unaudited), which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB 4.51
Exercise price	RMB 4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

For the six months ended 30 June 2015, share option expenses of RMB 11,901 thousands have been recognised in the income statement (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(31)	Specific reserve

	31 December 2014	Accrued during the period	Utilised during the period	30 June 2015 (unaudited)
Safety production costs	1,265	72,925	(47,597)	26,593

	31 December 2013	Accrued during the period	Utilised during the period	30 June 2014 (unaudited)
Safety production costs	5,832	83,900	(56,977)	32,755

Specific reserve represents unutilised safety production fund accrued in accordance with state regulations (Note 2(20)).

(32)	Surplus reserve

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Statutory surplus reserve	4,072,476	—	—	4,072,476
Discretionary surplus reserve	101,355	—	—	101,355
	4,173,831	—	—	4,173,831

	31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)
Statutory surplus reserve	4,072,476	—	—	4,072,476
Discretionary surplus reserve	101,355	—	—	101,355
	4,173,831	—	—	4,173,831

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No Statutory surplus reserve was provided during current period (unaudited) (for the six months ended 30 June 2014: Nil (unaudited)).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current period (unaudited) (for the six months ended 30 June 2014: Nil (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(33)	Undistributed profits

	For the six months ended 30 June 2015 (unaudited)	For the six months ended 30 June 2014 (unaudited)
Undistributed profits at the beginning of the period	1,101,605	2,358,032
Add: Net profit/(loss) attributable to equity shareholders of the parent company for the current period	1,731,166	(164,911)
Less: Ordinary shares dividends payable	—	(540,000)
Undistributed profits at the end of the period	2,832,771	1,653,121

As at 30 June 2015, surplus reserves of the Company’s subsidiaries amounting to RMB 165,078 thousands (unaudited) is included in undistributed profits (as at 31 December 2014: RMB 154,650 thousands). Surplus reserve attributable to the Company which is made by the subsidiaries during current period is RMB 10,428 thousands (unaudited) (for the six months ended 30 June 2014: RMB 11,827 thousands (unaudited)).

Pursuant to the resolution of the shareholders’ meeting on June 18 2015, the Company did not distribute cash dividend to any shareholders (unaudited) (for the six months ended 30 June 2014: RMB 540,000 thousands (unaudited)).

No dividends were declared after balance sheet date.

(34)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	30 June 2015 (unaudited)	31 December 2014
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	183,628	179,471
China Jinshan Associated Trading Corporation (“Jinmao”)	60,149	60,367
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	34,453	31,557
	278,230	271,395

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(35)	Revenue and cost of sales

	Six months ended 30 June 2015 (unaudited)
	Revenue	Cost of sales
Main operations	41,933,751	31,092,007
Other operations	218,699	141,857
	42,152,450	31,233,864

	Six months ended 30 June 2014 (unaudited)
	Revenue	Cost of sales
Main operations	51,115,300	44,849,974
Other operations	258,977	167,722
	51,374,277	45,017,696

(a)	Main operations revenue and main operations cost

The Group mainly operates in petrochemical industry.

Analysis by product is as follows:

	Six months ended 30 June
	2015 (unaudited)		2014 (unaudited)
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	1,277,780	1,260,478	1,455,724	1,559,915
Resins and plastics	5,374,909	4,098,680	5,992,827	5,800,333
Intermediate petrochemicals	5,049,076	3,734,009	6,870,914	6,132,796
Petroleum products	23,186,915	15,133,125	29,882,039	24,644,967
Trading	6,822,043	6,746,830	6,674,630	6,561,594
All others	223,028	118,885	239,166	150,369
	41,933,751	31,092,007	51,115,300	44,849,974

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(36)	Taxes and surcharges

	Six months ended 30 June		Tax base and rate
	2015 (unaudited)	2014 (unaudited)
Consumption tax	6,082,783	4,009,842	According to relevant PRC tax regulations, since 1 January 2009, the Group is required to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3(1))
City maintenance and construction tax	566,892	373,598	1% and 7% of actual payments of consumption, business tax and VAT during the period
Educational surcharge and others	407,321	267,336	5% of actual payments of consumption, business tax and VAT during the period
Business tax	3,942	3,446	5% of taxable turnover amount
	7,060,938	4,654,222

(37)	Selling and distribution expenses

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Transportation fee	139,870	138,149
Sales commission	57,921	71,052
Storage and logistics expenses	29,171	27,982
Staff costs	22,926	23,423
Others	11,693	13,301
	261,581	273,907

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(38)	General and administrative expenses

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Repair and maintenance expenses	577,395	419,792
Staff costs	568,198	484,240
Administrative expenses	81,580	53,525
Taxation charges	50,725	52,554
Depreciation and amortisation	50,033	57,108
Security and fire extinguishment expenses	36,607	38,343
Operation and maintenance expenses for information system	15,003	14,560
Research and development costs	14,265	20,126
Others	96,414	84,172
	1,490,220	1,224,420

(39)	Financial expenses - net

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Interest expenses	141,005	204,373
Less: Interest income	(23,457)	(34,426)
Exchange loss - net	18,581	104,474
Others	4,408	4,922
	140,537	279,343

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(40)	Expenses by nature

The cost of sales, selling and distribution expenses and general and administrative expenses in the income statement are listed as follows by nature:

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Changes in inventories of finished goods and work in progress	577,162	(608,067)
Consumed raw materials and low value consumables, etc.	21,768,057	36,775,933
Cost of trading products	6,746,830	6,561,594
Employee benefits	1,319,805	1,317,126
Depreciation and amortisation expenses	1,084,111	1,151,642
Repair and maintenance expenses	577,395	419,792
Transportation expenses	169,041	166,131
Agency commission	57,921	71,052
Audting fees	3,900	3,900
Others	681,443	656,920
	32,985,665	46,516,023

(41)	Investment income/(loss)

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Investment accounted for using the equity method	331,853	(65,716)
Forward exchange contract income(a)	6,931	—
	338,784	(65,716)

There are no severe restrictions on the investee’s ability to transfer investment income to the Group.

(a)	The Group entered into the forward exchange contracts to avoid foreign exchange risk arising from borrowings denominated in EUR. For the six months ended 30 June 2015, the total realised income from forward exchange contracts is RMB 6,931 thousands (unaudited) (for the six months ended 30 June 2014: Nil (unaudited)). As at 30 June 2015, the Group does not have undue forward exchange contract (unaudited) (31 December 2014: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(42)	Asset impairment losses

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Provision for impairment of fixed assets	50,001	—
Provision for decline in value of inventories	10,700	22,864
Provision for bad debts	710	(21)
	61,411	22,843

(43)	Non-operating income

	Six months ended 30 June		Amounts included in non-recurring profit or loss for the six months ended 30 June 2015
	2015 (unaudited)	2014 (unaudited)
Government grants(a)	7,155	11,873	7,155
Advances from customers no need to be charged	5,709	—	5,709
Gains on disposal of fixed assets	986	5,220	986
Others	4,558	8,262	4,558
	18,408	25,355	18,408

(a)	Government grants mainly include:

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Amortisation of deferred income	5,000	5,000
Fiscal subsidy for scientific research	290	1,090
Subsidies for energy saving and environmental protection	245	3,089
Others	1,620	2,694
	7,155	11,873

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(44)	Non-operating expenses

	Six months ended 30 June		Amounts included in non-recurring profit or loss for the six months ended 30 June 2015
	2015 (unaudited)	2014 (unaudited)
Allowances	10,621	11,460	10,621
Losses on disposal of fixed assets	8,913	13,425	8,913
Others	1,411	5,361	1,411
	20,945	30,246	20,945

(45)	Income tax expenses

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Current tax expense for the period based on tax law and regulations	14,773	7,193
Deferred income tax	476,913	(14,049)
	491,686	(6,856)

The reconciliation from income tax calculated based on the applicable tax rates and total profit/(loss) presented in the consolidated income statement to the income tax expenses is listed below:

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Total profit/(loss)	2,240,146	(168,761)
Income tax expenses calculated at applicable tax rates	560,037	(42,190)
Tax effect of share of profit/(loss) of investments accounted for using the equity method	(82,963)	16,429
Tax effect of non-deductible expenses	4,691	7,363
Under provision for income tax expense in respect of preceding years	1,741	11
Tax loss for which no deferred income tax asset was recognised in the period	8,180	11,531
Income tax expenses	491,686	(6,856)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(46)	Earnings/(Losses) per share

(a)	Basic earnings/(losses) per share

Basic earnings per share is calculated by dividing the consolidated net profit/(loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Consolidated net profit/(loss) attributable to ordinary shareholders of the Company	1,731,166	(164,911)
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Basic earnings/(loss) per share	0.160	(0.015)

(b)	Diluted earnings/(losses) per share

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Diluted consolidated net profit/(loss) attributable to ordinary shareholders of the parent company	1,731,166	(164,911)

Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Adjustment for share option incentive (thousands) (i)	6,954	—
Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,806,961	10,800,000

Diluted earnings/(losses) per share	0.160	(0.015)

(i)	As stated in Note 4(30) (a), the shares are granted to the incentive plan participants on 6 January 2015 by the Company in accordance with share option incentive scheme. When diluted earnings per share is accounted for, the number of shares that shall be purchased at market price (determined by the daily closing price of common stock A-share denominated in RMB in the first half of 2015) is determined based on the exercise price of share options and the costs that are calculated at the fair value of share options and shall be amortised over the future accounting period. The number of diluted shares that are subject to adjustment shall be determined by the comparison of the shares calculated using aforementioned method and the shares that shall be issued when the share options are assumed to be exercised.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(47)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Subsidy income	2,155	6,873
Others	4,558	5,876
	6,713	12,749

(b)	Cash paid relating to other operating activities

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Administrative expenses	81,580	53,525
Agency commission	57,921	71,052
Security and fire extinguishment expenses	36,607	38,343
Storage and logistics expenses	29,171	21,159
Operation and maintenance expenses for information system	15,003	14,560
Research and development costs	14,265	20,126
Others	40,700	65,834
	275,247	284,599

(c)	Cash received relating to other investment activities

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Interest income	23,454	34,426

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(48)	Supplementary materials to consolidated cash flow statement

(a)	Supplementary materials to consolidated cash flow statement

Reconciliation from net profit/(loss) to cash flows from operating activities

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Net profit/(loss)	1,748,460	(161,905)
Add: Asset impairment losses	61,411	22,843
Depreciation of investment properties	6,769	6,725
Depreciation of fixed assets	902,727	992,413
Amortisation of intangible assets	8,804	8,804
Amortisation of long-term prepaid expenses	165,811	143,700
Net losses on disposal of fixed assets	7,927	8,205
Financial expenses -net	137,237	253,398
Investment (income)/loss	(338,784)	65,716
Decrease/(Increase) in deferred tax assets	476,913	(14,049)
Decrease in inventories	134,730	1,285,262
(Increase)/decrease in operating receivables	(482,562)	949,157
Decrease in operating payables	(942,433)	(2,750,744)
Increase in specific reserve	25,328	26,923
Share-based payment expenses	11,901	—
Net cash flows generated from operating activities	1,924,239	836,448

(b)	Net increase in cash and cash equivalents

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Cash and cash equivalents at the end of the period	301,061	322,179
Less: Cash and cash equivalents at the beginning of the period	279,198	133,256
Net increase in cash and cash equivalents	21,863	188,923

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(48)	Supplementary materials to consolidated cash flow statement (continued)

(c)	Cash and cash equivalents

	30 June 2015 (unaudited)	31 December 2014
Cash
Including: Cash on hand	14	14
Bank deposits available on demand	298,554	277,056
Other cash at bank and on hand available on demand	2,493	2,128
Cash and cash equivalents at the end of the period	301,061	279,198

(49)	Monetary items denominated in foreign currency

	30 June 2015 (unaudited)
	Balances denominated in foreign currency	Exchange rate	Balances denominated in RMB
Cash at bank and on hand -
USD	2,271	6.1136	13,882
HKD	205	0.7996	164
Accounts receivable -
USD	143,563	6.1136	877,686
Short-term borrowings -
EUR	(183,123)	6.8699	(1,258,033)
Accounts payable -
USD	(159,295)	6.1136	(973,867)
Interest payable -
EUR	(101)	6.8699	(697)
USD	(34)	6.1136	(208)
Current portion of non-current liabilities -
USD	(50,000)	6.1136	(305,680)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities

(1)	Equity in subsidiaries

(a)	Main structure of the enterprise Group

	Operating place	Place of Registration	Business nature	Registered capital	Shareholding (%)		Acquisition method	Legal representative
					Direct	Indirect
Toufa	Shanghai	Shanghai	Investment	1,000,000	100.00%	—	Establish	Gu Chaoran
Jinmao	Shanghai	Shanghai	Trading	25,000	67.33%	—	Establish	Wang Zhiqing
Jinchang	Shanghai	Shanghai	Manufacturing	USD 9,153.8 thousands	—	74.25%	Establish	Sun Xuhui
Jinfei	Shanghai	Shanghai	Manufacturing	USD 50,000 thousands	—	60.00%	Establish	Gu chaoran
Jinyong	Ningbo, Zhejiang	Ningbo, Zhejiang	Manufacturing	250,000	75.00%	—	Investment	Gu chaoran
Jindi	Shanghai	Shanghai	Manufacturing	545,776	—	100.00%	Establish	Lu Huihui
Shanghai Jinmao Trading Co., Ltd.	Shanghai	Shanghai	Trading	20,000	—	67.33%	Establish	He Jiming

(b)	As at 30 June 2015 (unaudited) and 31 December 2014, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(34)).

(2)	Equity in joint ventures and associates

(a)	Background information of joint ventures and associates

	Main operating place	Place of Registration	Business nature	Strategic to the activities of the Group?	Shareholding (%)
					Direct	Indirect
Joint ventures -
BOC-SPC	Shanghai	Shanghai	Production and sale of industrial gas	Yes	—	50.00
Jinpu	Shanghai	Shanghai	Production of polypropylene film	Yes	—	50.00
Yangu Gas	Shanghai	Shanghai	Production and sale of industrial gas	Yes	—	50.00

Associates -
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00	—
Chemical Industrial Park	Shanghai	Shanghai	Planning, development and operation of Chemical Industrial Park	Yes	38.26	—
Jinsen	Shanghai	Shanghai	Production of resin products	Yes	—	40.00
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(b)	Significant financial information of significant joint ventures

	30 June 2015(unaudited)			31 December 2014
	BOC-SPC	Jinpu	Yangu Gas	BOC-SPC	Jinpu	Yangu Gas
Current assets	98,949	37,504	30,483	67,556	44,518	27,827
Including: Cash and cash equivalents	40,577	2,158	12,355	12,636	2,976	11,540
Non-current assets	334,064	86,926	84,803	357,525	91,964	90,381

Total assets	433,013	124,430	115,286	425,081	136,482	118,208

Current liabilities	(136,145)	(31,455)	(7,046)	(155,895)	(32,306)	(8,374)
Non-current liabilities	—	—	(3,600)	—	—	(5,400)

Total liabilities	(136,145)	(31,455)	(10,646)	(155,895)	(32,306)	(13,774)

Net assets	296,868	92,975	104,640	269,186	104,176	104,434
Share of net assets recognised at shareholding percentage (i)	148,434	46,487	52,320	134,593	52,088	52,217
Adjusted items - Offseting the internal transactions unrealised	(21,019)	—	—	(22,770)	—	—

Carrying value of investments in joint venture	127,415	46,487	52,320	111,823	52,088	52,217

	Six months ended 30 June
	2015(unaudited)			2014(unaudited)
	BOC-SPC	Jinpu	Yangu Gas	BOC-SPC	Jinpu	Yangu Gas
Revenue	199,216	55,064	34,528	196,258	113,126	35,631
Financial expenses	(2,224)	(524)	(102)	(2,250)	(1,176)	(469)
Income tax expenses	(9,365)	—	—	(5,705)	—	—
Net profit/(loss)	27,682	(11,201)	1,506	17,116	(10,579)	2,042
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income/(loss)	27,682	(11,201)	1,506	17,116	(10,579)	2,042

Dividends received from associates by the Group for the current period	—	—	650	46,250	—	1,000

(i)	The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(c)	Significant financial information of significant associates

	30 June 2015(unaudited)				31 December 2014
		Chemical				Chemical
	Shanghai	Industrial			Shanghai	Industrial
	Secco	Park	Jinsen	Azbil	Secco	Park	Jinsen	Azbil
Current assets	5,766,218	2,581,539	126,051	156,024	4,367,559	2,465,826	124,136	173,827
Including: Cash and cash equivalents	1,191,116	785,252	66,207	84,894	725,639	558,495	75,078	95,093
Non-current assets	8,770,580	3,377,630	91,261	4,103	9,472,760	3,263,037	94,060	4,538

Total assets	14,536,798	5,959,169	217,312	160,127	13,840,319	5,728,863	218,196	178,365

Current liabilities	(4,111,047)	(705,100)	(12,672)	(59,145)	(2,545,646)	(639,628)	(12,050)	(56,557)
Non-current liabilities	(1,580,366)	(1,110,716)	—	—	(3,806,143)	(1,043,192)	—	—

Total liabilities	(5,691,413)	(1,815,816)	(12,672)	(59,145)	(6,351,789)	(1,682,820)	(12,050)	(56,557)

Net assets	8,845,385	4,143,353	204,640	100,982	7,488,530	4,046,043	206,146	121,808
Share of net assets recognised at shareholding percentage (i)	1,769,077	1,585,247	81,856	40,393	1,497,706	1,548,016	82,458	48,723
Adjusted items (ii)	—	(331,242)	—	—	—	(334,752)	—	—

Carrying value of investments in associates	1,769,077	1,254,005	81,856	40,393	1,497,706	1,213,264	82,458	48,723

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(c)	Significant financial information of significant associates (continued)

	Six months ended 30 June
	2015(unaudited)				2014(unaudited)
	Shanghai Secco	Chemical Industrial Park	Jinsen	Azbil	Shanghai Secco	Chemical Industrial Park	Jinsen	Azbil
Revenue	12,302,881	—	133,799	87,362	11,344,466	—	113,097	128,722
Net profit/(loss)	1,356,862	106,484	5,809	9,174	(607,274)	94,767	6,548	18,220
Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	1,356,862	106,484	5,809	9,174	(607,274)	94,767	6,548	18,220

Dividends received from associates by the Group for the current period	—	—	2,926	12,000	—	11,478	4,847	12,000

(i)	The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(d)	Summarised information of insignificant associates

	Six months ended 30 June (unaudited)
	2015	2014
Total carrying value of investment made on 30 June	47,447	60,061

Below total amount are calculated at shareholding percentages
Net profit (i)	3,003	3,923
Other comprehensive income (i)	—	—

Total comprehensive income	3,003	3,923

(i)	The effects of the fair value of identifiable assets and liabilities at the time of investment acquisition and the adjustment for collective accounting policies are taken into consideration in determining net profit and other comprehensive income.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in Note 2(30). The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins, polypropylene resins, films and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash at bank and on hand and its related interest income, other current assets, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, deferred income, corporate assets and related expenses.

(a)	Segment information as at and for the six months ended 30 June 2015 is as follows(unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,277,780	5,374,909	5,049,076	23,186,915	6,822,043	441,727	—	—	42,152,450
Inter-segment revenue	—	49,134	4,806,577	1,670,932	932,368	387,269	—	(7,846,280)	—
Cost of sales	(1,260,478)	(4,098,680)	(3,734,009)	(15,133,125)	(6,746,830)	(260,742)	—	—	(31,233,864)
Interest income	—	—	—	—	—	—	23,457	—	23,457
Interest expenses	—	—	—	—	—	—	(141,005)	—	(141,005)
Investment income	—	—	—	—	—	—	338,784	—	338,784
Asset impairment losses	—	—	(50,001)	—	(10,700)	(710)	—	—	(61,411)
Depreciation and amortisation	(84,924)	(63,915)	(314,053)	(502,407)	(88)	(111,955)	(6,769)	—	(1,084,111)

Total (loss)/profit	(199,711)	671,713	478,376	1,038,806	7,509	47,742	195,711	—	2,240,146

Income tax expenses	—	—	—	—	—	—	(491,686)	—	(491,686)
Net (loss)/profit	(199,711)	671,713	478,376	1,038,806	7,509	47,742	(295,975)	—	1,748,460

Total assets	1,779,242	1,755,600	4,942,535	13,690,774	1,351,049	2,009,000	4,813,057	—	30,341,257

Total liabilities	307,114	842,401	873,682	4,019,245	1,173,298	108,315	4,399,954	—	11,724,009

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(b)	Segment information for the six months ended 30 June 2014 and as at 31 December 2014 is as follows(unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,455,724	5,992,827	6,870,914	29,882,039	6,674,630	498,143	—	—	51,374,277
Inter-segment revenue	—	120,663	8,676,997	3,204,352	1,407,682	587,414	—	(13,997,108)	—
Cost of sales	(1,559,915)	(5,800,333)	(6,132,796)	(24,644,967)	(6,561,594)	(318,091)	—	—	(45,017,696)
Interest income	—	—	—	—	—	—	34,426	—	34,426
Interest expenses	—	—	—	—	—	—	(204,373)	—	(204,373)
Losses from investment in associates and joint ventures	—	—	—	—	—	—	(65,716)	—	(65,716)
Asset impairment losses	(22,775)	848	(265)	(651)	—	—	—	—	(22,843)
Depreciation and amortisation	(92,139)	(120,969)	(328,437)	(490,674)	(122)	(112,576)	(6,725)	—	(1,151,642)
Total(loss)/profit	(290,783)	(262,983)	45,903	558,265	52,003	78,784	(349,950)	—	(168,761)
Income tax expenses	—	—	—	—	—	—	6,856	—	6,856
Net(loss)/profit	(290,783)	(262,983)	45,903	558,265	52,003	78,784	(343,094)	—	(161,905)

Total assets	1,782,581	1,714,407	5,389,731	13,856,803	1,312,503	2,156,341	4,933,617	—	31,145,983

Total liabilities	340,837	947,649	1,028,939	4,812,737	1,172,575	120,353	5,880,875	—	14,303,965

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2015, revenue from the same customer accounted for 57% (unaudited) of total Group revenue (For the six months ended 30 June 2014: 60% (unaudited)). The revenue from the customer derived from the following segments: intermediate petrochemicals, petroleum products, trading of petrochemical products and other segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Share capital and changes in share capital of the parent company

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
China Petroleum & Chemical Corporation	RMB 118.3 billion	RMB 2.8 billion	—	RMB 121.1 billion

(c)	The percentages of shareholding and voting rights in the Company held by the parent company

	30 June 2015 (unaudited)		31 December 2014
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.56%	50.56%	50.56%	50.56%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5(1).

(3)	Information on joint ventures and associates

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

				Whether it	Shareholding (%)
	Operating place	Place of registry	Business nature	is strategic for group activities	Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the holding company
Sinopec Huadong Sales Company Limited	Subsidiary of the holding company
Sinopec Huanan Sales Company Limited	Subsidiary of the holding company
Sinopec Huabei Sales Company Limited	Subsidiary of the holding company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the holding company
China International United Petroleum and Chemical Company Limited	Subsidiary of the holding company
China Petrochemical International Company Limited	Subsidiary of the holding company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the holding company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the holding company
China Petrochemical International Beijing Company Limited	Subsidiary of the holding company
China Petrochemical International Ningbo Company Limited	Subsidiary of the holding company
China Petrochemical International Tianjin Company Limited	Subsidiary of the holding company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the holding company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the holding company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the holding company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the holding company
BASF-YPC Company Limited	Joint venture of the holding company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the holding company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate holding company
Sinopec Assets Management Corporation	Subsidiary of the ultimate holding company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate holding company
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate holding company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate holding company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate holding company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate holding company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate holding company
Sinopec Engineering Incorporation	Subsidiary of the ultimate holding company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate holding company
Sinopec Tending Company Limited	Subsidiary of the ultimate holding company
Sinopec Finance Company Limited	Subsidiary of the ultimate holding company

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions

In addition to the related party transactions disclosed in Note 4(3), Note 4(9), Note 4(24), Note 4(30), Note 4(33) and Note 4(41), other major related party transactions of the Group are as follows:

(a)	Purchases and sale of goods, rendering and receiving services

Purchases of goods and receiving services

The Group

			Six months ended 30 June
			2015 (unaudited)		2014 (unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	14,738,946	67.47%	19,304,312	56.30%
Sinopec Group and its subsidiaries	Purchases	Trade	383,645	1.76%	659,511	1.92%
Associates of the Group	Purchases	Trade	1,782,084	8.16%	1,912,980	5.58%
Joint ventures of the Group	Purchases	Trade	187,249	0.86%	183,820	0.54%
Key management personnel	Short-term employee benefits	Compensation for services	3,299	0.34%	7,255	0.75%
Key management personnel	Retirement scheme contributions	Compensation for services	72	0.02%	109	0.03%
Key management personnel	Share option incentive	Compensation for services	703	5.91%	—	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(a)	Purchases and sale of goods, rendering and receiving services (continued)

Sales of goods, rendering services:

The Group

			Six months ended 30 June
			2015 (unaudited)		2014 (unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/ Service income	Trade	24,107,283	57.19%	31,492,651	61.30%
Sinopec Group and its subsidiaries	Sales/ Service income	Trade	83,371	0.20%	169,461	0.33%
Associates of the Group	Sales	Trade	800,222	1.90%	923,724	1.80%
Joint ventures of the Group	Sales	Trade	151,990	0.36%	223,402	0.43%

(b)	Related party funding

For the six months ended 30 June 2015, the Group and the Company borrowed from Sinopec Finance Company Limited amounting to RMB 3,550,000 thousands (unaudited) (for the six months ended 30 June 2014: RMB 4,500,000 thousands (unaudited)). The interest rate of RMB denominated borrowings ranged from 3.00% to 5.40% (unaudited) (for the six months ended 30 June 2014: the interest rate of RMB denominated borrowings ranged from 5.04% to 5.40% (unaudited)).

For the six months ended 30 June 2015, the Group and the Company repaid Sinopec Finance Company Limited amounting to RMB 4,350,000 thousands (unaudited) (for the six months ended 30 June 2014: RMB

3,000,000 thousands (unaudited)).

For the six months ended 30 June 2015, the Group and the Company did not lend any capital to joint ventures (unaudited) (for the six months ended 30 June 2014: RMB 8,000 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(c)	Other related transactions

The Group

		Six months ended 30 June
	Transaction Type	2015 (unaudited)	2014 (unaudited)
Sinopec Group	Insurance premiums	58,955	59,223
Sinopec Finance Company Limited	Interests received and receivable	310	592
Associates of the Group	Interests received and receivable	—	158
Sinopec Finance Company Limited	Interests paid and payable	22,566	27,204
Sinopec Group and its subsidiaries	Construction and installation cost	44,730	72,979
Sinopec Chemical Commercial Holding Company Limited	Sales commission	57,921	71,052
Sinopec Corp. and its subsidiaries	Rental income	14,793	14,166

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		30 June 2015 (unaudited)		31 December 2014
		Amount	Bad debt provision	Amount	Bad debt provision
Cash at bank and on hand	Sinopec Group and its subsidiaries	8,228	—	5,179	—

Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	22,700	—	6,600	—

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	959,059	—	967,220	—
	Sinopec Group and its subsidiaries	3,568	—	3,617	—
	Associates of the Group	59,938	—	1,829	—
	Joint ventures of the Group	27,766	—	24,572	—
		1,050,331	—	997,238	—

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	1,885	—	574	—
	Sinopec Group and its subsidiaries	2	—	—	—
	Associates of the Group	1,217	—	480	—
	Joint ventures of the Group	6,665	—	1,746	—
		9,769	—	2,800	—

Advances to suppliers	Sinopec Corp. and its subsidiaries	27,076	—	28,447	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

The Group

		30 June 2015 (unaudited)	31 December 2014
Short-term borrowings	Sinopec Group and its subsidiaries	270,000	1,070,000

Interest payable	Sinopec Group and its subsidiaries	154	1,320

Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	2,368,888	2,830,073
	Sinopec Group and its subsidiaries	1,271	2,064
	Associates of the Group	133,036	137,112
	Joint ventures of the Group	36,001	34,327
		2,539,196	3,003,576

Other payables	Sinopec Corp., its subsidiaries and joint ventures	9,936	10,056
	Sinopec Group and its subsidiaries	30,702	5,731
		40,638	15,787

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	14,338	19,798
	Sinopec Group and its subsidiaries	33	27
	Associates of the Group	4,092	1,685
	Joint ventures of the Group	30	4
		18,493	21,514

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

(i)	Construction and installation cost:

	30 June 2015 (unaudited)	31 December 2014
Sinopec Group and its subsidiaries	96,773	65,319

(ii)	Investment commitments with related parties

	30 June 2015 (unaudited)	31 December 2014
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017,124 (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project”(“AN-2 project”), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. The Capital Verification report of the above contribution has already been issued by PricewaterhouseCoopers Zhong Tian LLP (PwC ZT Yan Zi (2013) No. 872). As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project. The Capital Verification report of the above contribution has already been issued by Shanghai Huayi CPA (Hua Yan Zi (2014) No. 002).

Except for the above, the Group and the Company had no other material commitments with related parties as at 30 June 2015, which are contracted, but not included in the financial statements (unaudited).

8	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the period ended 30 June 2015. No provision has been made in the financial statements at 30 June 2015 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007 (unaudited) (31 December 2014: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2015 (unaudited)	31 December 2014
Purchase of fixed assets contracted but not provided for	246,869	126,941
Purchase of fixed assets authorised but not contracted for	1,147,820	1,284,433
	1,394,689	1,411,374

(2)	Operating lease commitments

The Group had no material commitments under operating leases as at 30 June 2015, which are contracted, but not included in the financial statements (unaudited) (31 December 2014: Nil).

10	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Neverthless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

The foreign exchange risk of the Group is arising from borrowings denominated in EUR. The Group purchased forward exchange contract to avoid foreign exchange risk arising from borrowing denominated in EUR. As at 30 June 2015, the Group does not have undue forward exchange contract (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

As at 30 June 2015 and 31 December 2014, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarised as follows:

	30 June 2015 (unaudited)
	USD	EUR	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	13,882	—	164	14,046
Accounts receivable	877,686	—	—	877,686
	891,568	—	164	891,732
Financial liabilities in foreign currencies -
Short-term borrowings	—	1,258,033	—	1,258,033
Accounts payable	973,867	—	—	973,867
Interest payable	208	697	—	905
Current portion of non-current liabilities	305,680	—	—	305,680
	1,279,755	1,258,730	—	2,538,485

	31 December 2014
	USD	EUR	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	32,418	—	990	33,408
Accounts receivable	527,006	—	—	527,006
	559,424	—	990	560,414
Financial liabilities in foreign currencies -
Short-term borrowings	1,617,578	424,979	—	2,042,557
Accounts payable	769,378	—	—	769,378
Interest payable	438	—	—	438
Long-term borrowings	611,900	—	—	611,900
	2,999,294	424,979	—	3,424,273

As at 30 June 2015, if the currency had strengthened/weakened by 5% against other currencies while all other variables had been held constant, the Group’s net profit for the period would have been approximately RMB 61,753 thousands higher/lower (unaudited) (31 December 2014: RMB 107,395 thousands lower/higher in net loss) for various financial assets and liabilities denominated in other currencies.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 30 June 2015, the Group’s short-term and current portion of long-term borrowings were denominated with floating rates, amounting to RMB 3,164,954 thousands (unaudited) (31 December 2014: RMB 4,640,875 thousands)

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the six months ended 2015 and 2014, the Group did not enter into any interest rate swap agreements (unaudited).

As at 30 June 2015, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 11,869 thousands (unaudited) (31 December 2014: RMB 17,403 thousands increased/ decreased in net loss).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 30 June 2015, the Group has no any significant overdue accounts receivable (unaudited) (31 December 2014: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2015, the Group’s current liabilities exceeded its current assets by RMB 1,681,901 thousands (unaudited). The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank borrowings and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 30 June 2015, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 28,318,760 thousands, of which RMB 24,083,806 thousands was unutilised (unaudited).

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 30 June 2016. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2015 (unaudited)
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	2,952,523	—	—	—	2,952,523
Notes payable	93,724	—	—	—	93,724
Accounts payable and other payables	5,114,442	—	—	—	5,114,442
Interest payable	4,141	—	—	—	4,141
Dividends payable	22,567	—	—	—	22,567
Long-term borrowings	1,105	17,495	—	—	18,600
Current portion of non-current liabilities	1,343,765	—	—	—	1,343,765
	9,532,267	17,495	—	—	9,549,762

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

	31 December 2014
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	4,118,266	—	—	—	4,118,266
Notes payable	11,714	—	—	—	11,714
Accounts payable and other payables	6,432,586	—	—	—	6,432,586
Interest payable	9,037	—	—	—	9,037
Dividends payable	19,406	—	—	—	19,406
Long-term borrowings	54,555	1,648,830	—	—	1,703,385
	10,645,564	1,648,830	—	—	12,294,394

11	Fair value estimates

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	The Group does not have any assets measured at fair value on a recurring or non-recurring basis.

(2)	Financial assets and financial liabilities not measured at fair value but with fair value disclosed

Financial assets and financial liabilities measured at amortised cost mainly include: notes receivable, receivables, current portion of entrusted lendings, short-term borrowings, payables, notes payables, current portion of non-current liabilities and long-term borrowings.

As at 30 June 2015, the carrying amount of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Offseting financial assets and liabilities

(1)	Financial assets

The following financial assets are subject to offsetting arrangements:

	30 June 2015 (unaudited)	31 December 2014
Gross amounts of recognised amounts due from related parties	2,026,564	1,675,594
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(53,214)	(47,473)
Net amounts of amounts due from related parties presented in the balance sheet	1,973,350	1,628,121

(2)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	30 June 2015 (unaudited)	31 December 2014
Gross amounts of recognised amounts due to related parties	4,409,495	5,971,508
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(53,214)	(47,473)
Net amounts of amounts due to related parties presented in the balance sheet	4,356,281	5,924,035

For the financial assets and liabilities subject to the offsetting arrangements above, the relevant financial assets and liabilities of each operating agreement between the Group and the counterparty, Shanghai Secco Petrochemical Company Limited, are settled on a net basis.

13	Capital management

The Group’s capital management policies aim to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, refund capital to shareholders, issue new shares or sell assets to reduce debts.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Capital management (continued)

As at 30 June 2015 (unaudited) and 31 December 2014, the Group’s gearing ratio is as follows:

	30 June 2015 (unaudited)	31 December 2014
Short-term borrowings (Note 4(17))	2,912,004	4,078,195
Current portion of non-current liabilities (Note 4(26))	1,305,680	—
Long-term borrowings (Note 4(28))	17,270	1,632,680
Less: Cash and cash equivalents at the end of the period (Note 4(1))	(301,061)	(279,198)
Net debt	3,933,893	5,431,677
Add: Shareholder’s equity	18,617,248	16,842,018

Total Capital	22,551,141	22,273,695

Gearing ratio	17.44%	24.39%

14	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	30 June 2015 (unaudited)	31 December 2014
Amounts due from related parties	911,049	845,197
Amounts due from third parties	8,636	11,049
	919,685	856,246
Less: Provision for bad debts	(26)	(48)
	919,659	856,198

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2015 (unaudited)	31 December 2014
Within one year	919,622	856,170
Over one year but within two years	51	36
Over two years but within three years	4	8
Over three years	8	32
	919,685	856,246
Less: Provision for bad debts	(26)	(48)
	919,659	856,198

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(b)	Accounts receivables are analysed by categories as follows:

	30 June 2015 (unaudited)				31 December 2014
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-Group1	8,636	0.94	26	0.30	11,049	1.29	48	0.43
-Group2	911,049	99.06	—	—	845,197	98.71	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	919,685	100.00	26	—	856,246	100.00	48	—

Classification of accounts receivable: refer to Note 2(10(b)).

(c)	Subject to provision by group 1 are as follows:

	30 June 2015 (unaudited)			31 December 2014
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	8,573	—	—	10,973	—	—
Over one year but within two years	51	16	30.00	36	11	30.00
Over two years but within three years	4	2	60.00	8	5	60.00
Over three years	8	8	100.00	32	32	100.00
	8,636	26	—	11,049	48	—

There are no collateral over the above accounts receivable with provision for bad debts.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(d)	During the current period, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	During the current period, provision for bad debts was made in prior years by the Company, but recovered during the period of these statements are RMB 28 thousands (unaudited) (31 December 2014: Nil).

(f)	During the current period, the Company had no significant accounts receivable that are written off.

(g)	As at 30 June 2015, top five accounts receivable are summarised as follows (unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable
Total amount of top five accounts receivable	872,827	—	94.90%

(h)	Accounts receivable from related parties are analysed as below:

	30 June 2015 (unaudited)			31 December 2014
	Amount	Percentage of total accounts receivable(%)	Provision for bad debts	Amount	Percentage of total accounts receivable(%)	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	816,231	88.75	—	760,391	88.81	—
Sinopec Group and its subsidiaries	3,563	0.39	—	3,617	0.42	—
Subsidiaries of the Company	62,764	6.82	—	56,364	6.58	—
Associates of the Company	725	0.08	—	253	0.03	—
Joint ventures of the Company	27,766	3.02	—	24,572	2.87	—
	911,049	99.06	—	845,197	98.71	—

(i)	There are no accounts receivables derecognised due to the transfer of financial assets during the current period (unaudited).

(j)	As at 30 June 2015, there are no accounts receivables pledged (unaudited) (31 December 2014: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables

	30 June 2015 (unaudited)	31 December 2014
Amounts due from related parties	791,450	769,591
Amounts due from third parties	7,345	13,919
	798,795	783,510
Less: Provision for bad debts	(782,664)	(767,042)
	16,131	16,468

(a)	The ageing of other receivables is analysed as follows:

	30 June 2015 (unaudited)	31 December 2014
Within one year	48,078	47,418
Over one year but within two years	31,070	31,230
Over two years but within three years	31,030	31,150
Over three years	688,617	673,712
	798,795	783,510
Less: Provision for bad debts	(782,664)	(767,042)
	16,131	16,468

(b)	Other receivables by categories are analysed as follows:

	30 June 2015 (unaudited)				31 December 2014
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	781,752	97.87	781,752	100.00	766,862	97.88	766,862	100.00
Subject to provision by groups:
-Group1	6,608	0.83	175	2.65	13,919	1.78	180	1.29
-Group2	9,698	1.21	—	—	2,729	0.34	—	—
Individually insignificant but subject to separate provision	737	0.09	737	100.00	—	—	—	—
	798,795	100.00	782,664	—	783,510	100.00	767,042	—

Classification of other receivable : refer to Note 2(10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(c)	Subject to provision by group 1 are as follows:

	30 June 2015 (unaudited)			31 December 2014
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	6,433	—	—	13,739	—	—
Over one year but within two years	—	—	—	—	—	—
Over two years but within three years	—	—	—	—	—	—
Over three years	175	175	100.00	180	180	100.00
	6,608	175	—	13,919	180	—

(d)	As at 30 June 2015, separate testing for impairment was made in accordance with accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision, the balance of other receivables from the Company’s consolidated subsidiary Jinyong was RMB 781,752 thousands (unaudited) (31 December 2014: RMB 766,862 thousands). Jinyong stopped production till now since August 2008. The additions in this year included labor cost, tax expenses and other fixed expenditures, which were paid by the Company on behalf of Jinyong. The Company provided a full bad debt provision based on the assessment on the possibility of recovery of other receivables. In addition, as at 30 June 2015, separate testing for impairment was made in accordance with accounting policies stated in Note 2(10), the Company provided a full bad debt provision of an individual other receivables of RMB 737 thousands (unaudited) (31 December 2014: Nil).

(e)	During the current period, provision for bad debts was made in prior years by the Company, however, the accounts receivable recovered during the period of these statements are RMB 5 thousands (unaudited) (31 December 2014: Nil).

(f)	During the current period, the Company had no significant other receivable that are written off.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(g)	As at 30 June 2015, the top five other receivables are as follows (unaudited):

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Zhejiang Jinyong	Business transaction	781,752	Partially over three years	97.87%	781,752
BOC-SPC	Business transaction	6,662	Within one year	0.83%	—
Sinopec Huadong Sales Company Limited	Deposit	1,311	Within one year	0.16%	—
Shanghai Railway Station HangZhou Depot (North)	Deposit	1,123	Within one year	0.14%	—
Shanghai Secco	Business transaction	868	Within one year	0.11%	—
		791,716		99.11%	781,752

(3)	Long-term equity investments

	30 June 2015 (unaudited)	31 December 2014
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	3,023,082	2,710,969
	4,741,089	4,428,976
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)
	4,513,589	4,201,476

As at 30 June 2015, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounting to RMB 227,500 thousands (31 December 2014: RMB 227,500 thousands). Jinyong stopped production till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investments (continued)

(a)	Subsidiaries

	Accounting method	lnvestment cost	31 December 2014	Additional/ negative investment	30 June 2015 (unaudited)	Share holding	Voting rights	Explanation for the difference between share holding and voting rights	Impairment provision	Impairment provided in current period	Cash dividends declared in current period
Toufa	Cost method	1,338,456	1,473,675	—	1,473,675	100.00%	100.00%	No difference	—	—	—
Jinyong	Cost method	227,500	227,500	—	227,500	75.00%	75.00%	No difference	227,500	—	—
Jinmao	Cost method	16,832	16,832	—	16,832	67.33%	67.33%	No difference	—	—	10,000
			1,718,007	—	1,718,007				227,500	—	10,000

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(9).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2014	3,178,707	38,751,474	1,699,947	43,630,128
Reclassification in current period	41,554	(46,517)	4,963	—
Increase in current period	—	19,565	6,221	25,786
Transfer from construction in progress	314	144,003	944	145,261
Decrease in current period	(69)	(119,247)	(42,630)	(161,946)
Transfer to investment property	(4,349)	—	—	(4,349)
30 June 2015 (unaudited)	3,216,157	38,749,278	1,669,445	43,634,880

Accumulated depreciation
31 December 2014	1,847,193	24,724,103	1,343,474	27,914,770
Reclassification in the current period	(1,480)	1,507	(27)	—
Increase in current period	44,097	804,254	30,035	878,386
Decrease in current period	(67)	(107,069)	(41,353)	(148,489)
Transfer to investment property	(1,072)	—	—	(1,072)
30 June 2015 (unaudited)	1,888,671	25,422,795	1,332,129	28,643,595

Provision for impairment
31 December 2014	50,785	436,988	6,167	493,940
Reclassification in the current period	—	—	—	—
Increase in current period	—	50,001	—	50,001
Write-off in the current period	—	(1,161)	—	(1,161)
30 June 2015 (unaudited)	50,785	485,828	6,167	542,780

Carrying amount
30 June 2015 (unaudited)	1,276,701	12,840,655	331,149	14,448,505
31 December 2014	1,280,729	13,590,383	350,306	15,221,418

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets (continued)

As at 30 June 2015 (unaudited) and 31 December 2014, the Company had no pledged fixed assets.

For the six months ended 30 June 2015, the depreciation expenses amounted to RMB 878,386 thousands (unaudited) (for the six months ended 30 June 2014: RMB 967,746 thousands (unaudited)). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 838,526 thousands (unaudited), 20 thousands (unaudited) and 39,840 thousands (unaudited) (for the six months ended 30 June 2014: RMB 921,000 thousands (unaudited), RMB 20 thousands (unaudited) and RMB 46,726 thousands (unaudited)).

The fixed assets with a carrying amount of RMB 145,261 thousands (unaudited) (for the six months ended 30 June 2014: RMB 61,002 thousands (unaudited) were transferred from construction in progress.

(5)	Revenue and cost of sales

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
	Revenue	Revenue
Main operations	34,065,531	43,386,888
Other operations	208,816	293,787
	34,274,347	43,680,675

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
	Cost of Sales	Cost of Sales
Main operations	23,376,355	37,261,224
Other operations	149,218	209,055
	23,525,573	37,470,279

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(6)	Investment income/(loss)

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Investment income/(loss) accounted for using the equity method (a)	312,112	(74,710)
Investment income accounted for using the cost method (b)	6,733	8,079
Income from forward exchange contract	6,931	—
	325,776	(66,631)

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the cost method is as follow:

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Jinmao	6,733	8,079

(b)	Income/(loss) from long-term equity investments accounted for using the equity method is as follow:

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Shanghai Secco	271,371	(121,292)
Chemical Industrial Park	40,741	36,259
BOC-SPC	—	10,323
	312,112	(74,710)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(7)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit/(loss) to cash flow from operating activities

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Net profit/(loss)	1,704,947	(153,011)
Add: Provision for assets impairment	65,601	38,313
Depreciation of investment properties	6,668	6,622
Depreciation of fixed assets	878,386	967,746
Amortisation of intangible assets	6,158	6,156
Amortisation of long-term prepaid expense	165,014	142,919
Losses on disposal of fixed assets	8,002	8,137
Financial expenses - net	149,082	253,687
Investment (income)/loss	(325,776)	66,631
Decrease/(increase) in deferred tax assets	477,348	(14,258)
Decrease in inventories	35,787	1,268,121
(Increase)/decrease in operating receivables	(403,575)	932,285
Decrease in operating payables	(821,460)	(3,073,580)
Increase in specific reserve	23,852	26,656
Equity-based payment	11,901	—
Net cash inflow generated from operating activities	1,981,935	476,424

(b)	Net increase in cash and cash equivalents

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Cash and cash equivalents balance at the end of the period
Less: Cash and cash equivalents balance at the beginning of the period	239,498	268,412
Net increase in cash and cash equivalents	186,348	78,448
	53,150	189,964

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	Non-recurring items

	Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)
Net losses on disposal of non-current assets	(7,927)	(8,205)
Government grants recognised through profit or loss	7,155	11,873
Termination benefits	(10,264)	(2,825)
Income from external entrusted lendings	1,449	1,150
Income from forward exchange contract	6,931	—
Other non-operating (expenses)/income other than those mentioned above	(1,765)	(8,559)
Tax effect for the above items	(1,202)	(1,629)
Effect on non-controlling interests after tax	558	403
	(5,065)	(7,792)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit/(loss) attributable to shareholders of parent company (Consolidated)		Equity attributable to shareholders of parent company (Consolidated)
	Six months ended 30 June		30 June 2015 (unaudited)	31 December 2014
	2015 (unaudited)	2014 (unaudited)
Under CAS	1,731,166	(164,911)	18,339,018	16,570,623
Adjustments under IFRS -
Government grants (a)	14,386	14,387	(55,965)	(70,351)
Safety production costs (b)	25,328	26,923	—	—

Under IFRS	1,770,880	(123,601)	18,283,053	16,500,272

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Reconciliation between financial statements prepared under CAS and IFRS (continued)

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserve.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return on net assets (%)		Earnings/(losses) per share
			Basic (RMB)		Diluted (RMB)
	Six months ended 30 June		Six months ended 30 June
	2015 (unaudited)	2014 (unaudited)	2015 (unaudited)	2014 (unaudited)	2015 (unaudited)	2014 (unaudited)
Net profit/(loss) attributable to ordinary shareholders of the Company	9.918	(0.943)	0.160	(0.015)	0.160	(0.015)
Net profit/(loss) attributable to shareholders of the Company excluding non-recurring items	9.947	(0.898)	0.161	(0.015)	0.161	(0.015)

WRITTEN CONFIRMATION ISSUED BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Pursuant to the requirements of Article 68 of the Securities Law and the relavant requirements of Contents and Formats of Information Disclosure by Listed Companies No.3 - Contents and Formats of Interim Reports (Revised in 2014), we, being Directors, Supervisors and the Senior Management of the Company, having carefully studied and reviewed the Company’s 2015 Interim report, are of the view that: the Company is in strict compliance with the standardised operation of financial system operation of joint stock companies and the 2015 Interim report gave a true and fair view of the financial position and operating results of the Company. We warrant that the information contained in the 2015 Interim report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

/s/ Wang Zhiqing	/s/ Wu Haijun	/s/ Gao Jinping	/s/ Ye Guohua
Wang Zhiqing	Wu Haijun	Gao Jinping	Ye Guohua

/s/ Jin Qiang	/s/ Guo Xiaojun	/s/ Lei Dianwu	/s/ Mo Zhenglin
Jin Qiang	Guo Xiaojun	Lei Dianwu	Mo Zhenglin

/s/ Cai Tingji	/s/ Zhang Yiming	/s/ Liu Yunhong	/s/ Du Weifeng
Cai Tingji	Zhang Yiming	Liu Yunhong	Du Weifeng

Supervisors:

/s/ Kuang Yuxiang	/s/ Zuo Qiang	/s/ Li Xiaoxia	/s/ Zhai Yalin
Kuang Yuxiang	Zuo Qiang	Li Xiaoxia	Zhai Yalin

/s/ Wang Liqun	/s/ zheng Yunrui	/s/ Pan Fei
Wang Liqun	zheng Yunrui	Pan Fei

Senior Management:

/s/ Tang Weizhong
Tang Weizhong

Corporate Information

(1)	Company Information
Legal Chinese Name of the Company:
Abbreviation for Legal Chinese Name of the Company:
	Legal English Name of the Company:		Sinopec Shanghai Petrochemical Company Limited
	Abbreviation for Legal English Name of the Company:		SPC
	Legal Representative of the Company:		Wang Zhiqing

(2)	Contact Persons and Contact Methods
	Company Secretary		Securities Affairs Representative
	Name:	Tang Weizhong	Wu Yuhong
	Address:	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
		Shanghai, PRC	Shanghai, PRC
	Postal Code:	200540	200540
	Tel:	8621-57943143	8621-57933728
	Fax:	8621-57940050	8621-57940050
	E-mail:	spc@spc.com.cn	wuyh@spc.com.cn

(3)	Basic Information
	Registered address:		48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code:		200540
	Business address:		48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code:		200540
	Website of the Company:		www.spc.com.cn
	E-mail address:		spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information
	Newspapers designated for publication of announcements of the Company:		“Shanghai Securities News”, “China Securities Journal” and “Securities Time”
	Websites for the publication of the Company’s interim reports:		Shanghai Stock Exchange website (www.sse.com.cn); Hong Kong Stock Exchange website (www.hkex.com.hk); and the website of the Company (www.spc.com.cn)
	Place for access to the Company’s interim reports:		Board Secretariat Office, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

	Share Type	Place of Listing of the Shares	Stock Abbreviation	Stock Code

	A Shares	Shanghai Stock Exchange		600688
	H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
	ADR	New York Stock Exchange	SHI	—

(6)	Other Informatoin

	Date of the Company’s initial registration:		29 June 1993
	Initial registered address of the Company:		Jinshan Wei, Shanghai, PRC
First time:
	Date of change of the Company’s registration:		12 October 2000
	Change of the registered address of the Company:		48 Jinyi Road, Jinshan District, Shanghai, PRC
	SAIC registration number of the Company:		310000000021453
	Tax registration number of the Company:		310228132212291
	Company and Organization Code:		13221229-1

Corporate Information (continued)

Auditor engaged by the Company (domestic):
Name:	PricewaterhouseCoopers Zhong Tian LLP
Address:	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue,
202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

Auditor engaged by the Company (international):
Name:	PricewaterhouseCoopers
Address:	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong

Legal advisors:

PRC Law:	Haiwen & Partners

20th Floor, Fortune & Finance Center
No. 5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A

Share Registrar:
Hong Kong Registrars Limited
17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:
The Bank of New York Mellon

    Shareowner Services

    P.O. Box 358516

    Pittsburgh, PA 15252-8516

    Toll Free Number for Domestic Calls: 1-888-BNY-ADRS

    Number for International Calls: 201-680-6825

    Email: shareowners@bankofny.com

    Website: www.stockbny.com